                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2000          COMMISSION FILE NUMBER: 1-14596

                             INTRAWEST CORPORATION
             (Exact name of Registrant as specified in its charter)

                                BRITISH COLUMBIA
       (Province or other jurisdiction of incorporation or organization)

                         SUITE 800, 200 BURRARD STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                       TELEPHONE NUMBER : (604) 669-9777
   (Address and telephone number of Registrant's principal executive offices)

                                  PTSGE CORP.
                         5000 COLUMBIA SEAFIRST CENTER
                                701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                       TELEPHONE NUMBER : (206) 623-7580
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

                      7011                                        NOT APPLICABLE
          (Primary Standard Industrial                   (I.R.S. Employer Identification
      Classification Code (if applicable))                   Number (if applicable))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                              Name of each exchange on which registered
-------------------                              -----------------------------------------
Common Shares                                    New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form            [X]  Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     43,463,294 common shares as at June 30, 2000

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  [ ]          No  [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]          No  [ ]

                                  UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in the said securities.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         INTRAWEST CORPORATION

                                         By: /s/ ROSS J. MEACHER
                                             -----------------------------------
                                             Name:  Ross J. Meacher
                                             Title: Corporate Secretary
                                             Date:  October 20, 2000

                                 INTRAWEST LOGO

                            ANNUAL INFORMATION FORM

                             INTRAWEST CORPORATION

                         Suite 800, 200 Burrard Street
                  Vancouver, British Columbia, Canada V6C 3L6

                               September 11, 2000

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions, Statistical and Other Information......    2
The Company.................................................    3
  Incorporation.............................................    3
  Overview..................................................    3
  Corporate Structure.......................................    4
  General Development of the Business.......................    4
The Mountain Resort Industry................................    6
The Golf Industry...........................................    7
Resort Management and Development...........................    7
  Resort Operations.........................................    7
     Mountain Resort Properties.............................    7
     Warm-Weather Destination Properties....................   11
     Other Resort Properties................................   12
     Sources of Resort Operations Revenue...................   12
     Sponsorship and Special Events.........................   14
     Information Technology.................................   14
     Resort Marketing and Sales.............................   15
  Resort Real Estate Development............................   15
     The Development Process................................   16
     Real Estate Properties.................................   17
     Resort Club............................................   24
  Competition...............................................   25
  Legal and Regulatory Matters..............................   25
Non-Resort Assets...........................................   25
Employees...................................................   27
Selected Consolidated Financial Information.................   27
Management's Discussion and Analysis........................   30
Market for Securities.......................................   41
Directors and Officers......................................   41
Additional Information......................................   42
Consolidated Financial Statements...........................  F-1

             CERTAIN DEFINITIONS, STATISTICAL AND OTHER INFORMATION

     Unless the context otherwise requires, the "Company" or "Intrawest" refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships.

     As used in this Annual Information Form "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski and golf industries included in this Annual Information Form is derived by the Company from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, The Canadian Ski Council, the White Book of Ski Areas and the National Golf Foundation.

     Unless otherwise indicated, all dollar amounts are stated in United States dollars.

                                  THE COMPANY

INCORPORATION

     The Company was formed by an amalgamation on November 23, 1979 under, and is governed by, the Company Act (British Columbia). The registered office of the Company is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 and its telephone number is
(604) 669-9777. The Company maintains a Web site at www.intrawest.com.

OVERVIEW

     Intrawest is the leading developer and operator of village-centered resorts across North America. The Company's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high-quality resort services and amenities with innovative residential and commercial real estate development, the Company has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of ten mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Company's resorts include Whistler/Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant and Mont Ste. Marie in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 1999/2000 ski season the Company's network of resorts generated approximately 6.2 million skier visits, which is more than the amount generated by any other North American group of affiliated mountain resorts. Intrawest also holds a 16.5% equity interest in Compagnie des Alpes ("CDA"), a French public company which is the world's largest ski operator in terms of skier visits, and a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia.

     Intrawest is expanding into the development and operation of warm-weather destination resorts with the 1998 acquisitions of Sandestin Resorts, Inc. ("Sandestin"), the largest resort and residential community in northwestern Florida, and of the assets of Raven Golf Group ("Raven"), including two resort-quality golf courses in Arizona.

     Intrawest is North America's largest mountain resort real estate developer. The Company owns, develops and manages residential and commercial resort real estate at each of its resorts and is developing mountain resort villages at Keystone in Colorado, Squaw Valley in California, Solitude in Utah and Les Arcs in France and has an exclusive right to purchase sites for multi-family developments at Sun Peaks in British Columbia. The Company is also developing a resort village at Lake Las Vegas Resort in Nevada. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 21,700 units over the next 12 to 15 years. The Company's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Whistler/Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Company is at various stages of applying its formula to the extensive developable land holdings at its other resorts. The Company also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts. Resort club locations are in operation at Whistler/Blackcomb, Tremblant and Panorama, and in Hawaii and Palm Desert, California.

CORPORATE STRUCTURE

     The following is a list of the Company's principal subsidiaries and partnerships accounted for as subsidiaries of the Company as at June 30, 2000, indicating the place of incorporation/registration, and showing the percentage of equity interest beneficially owned by the Company.

                                                                   PLACE OF            PERCENTAGE
                                                                INCORPORATION/       EQUITY INTEREST
                                                                 REGISTRATION      HELD BY THE COMPANY
                                                               ----------------    -------------------
Blackcomb Skiing Enterprises Limited Partnership...........    British Columbia                77
Whistler Mountain Resort Limited Partnership...............    British Columbia                77
Mont Tremblant Resorts and Company, Limited Partnership....         Quebec                    100
IW Resorts Limited Partnership.............................    British Columbia               100
Intrawest Resort Ownership Corporation.....................    British Columbia               100
Intrawest U.S. Holdings Inc. ..............................        Delaware                   100
Intrawest Luxembourg S.A...................................       Luxembourg                  100
Intrawest Sandestin Company, L.L.C.........................        Delaware                    95
Keystone/Intrawest L.L.C...................................        Delaware                    50
Copper Mountain, Inc.......................................        Delaware                   100
Mountain Creek Resort, Inc.................................       New Jersey                  100
Snowshoe Mountain, Inc.....................................     West Virginia                 100
The Stratton Corporation...................................        Vermont                    100

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past five years, the Company has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     1996

     - In April 1996 Intrawest agreed to develop real estate property located at the base of Mammoth Mountain in California.

     - In November 1996 Intrawest entered into an option agreement with the owner of Squaw Valley Ski Area to acquire approximately 13 acres of land at the base of the Squaw Peak ski facilities.

     1997

     - In March 1997 Intrawest completed its acquisition of all of the outstanding shares of Whistler Mountain Holdings Limited, the owner of the ski and resort operations at Whistler Mountain in British Columbia and certain developable real estate at the base of the mountain.

     - In March 1997 Intrawest U.S. Resorts, Inc. (a wholly owned subsidiary of the Company) completed its merger with Copper Mountain, Inc. (and its principal shareholder, CMAT, Inc.), the owner of the ski and resort operations at Copper Mountain in Colorado and of certain developable real estate at the base of the mountain.

     -  In March 1997 Intrawest completed its acquisition of Mont Ste. Marie
        (1984) Inc., the owner of the ski and resort operations at Mont Ste. Marie in Quebec and of certain developable real estate at the base of the mountain.

     - In March 1997 the Company effected a reorganization of its share capital (the "Share Capital Reorganization") designed to separate the non-resort assets of the Company (the "Non-Resort Assets") from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged for one new Common Share and one Non-Resort Preferred Share ("NRP Share").

     - In March 1997 the Company's Common Shares were listed for trading on the New York Stock Exchange.

     - In April 1997 the Company raised gross proceeds of Cdn.$93 million from a public offering of 4,000,000 Common Shares in Canada and the United States.

     - In November 1997 the Company raised gross proceeds of Cdn.$125 million from a public offering of unsecured debentures in Canada.

     - In November 1997 Intrawest increased its percentage ownership in Mammoth Mountain Ski Area, the owner of Mammoth Mountain in California, from 33% to 51%.

     1998

     - In January 1998 Intrawest's percentage ownership in Mammoth Mountain Ski Area increased from 51% to 58%.

     - In February 1998 Intrawest completed its acquisition of Mountain Creek, a ski area, summertime waterpark and family entertainment centre in New Jersey.

     - In June 1998 the Company raised gross proceeds of Cdn.$110 million from a public offering of 3,850,000 Common Shares in Canada and the United States.

     - In July 1998 Intrawest completed its acquisition of Sandestin, the owner of a resort and residential community in northwestern Florida.

     - In July 1998 Intrawest completed its acquisition of a 15.7% equity interest in and alliance with CDA, a French public company which is the world's largest ski operator in terms of skier visits.

     - In July 1998 Intrawest completed its acquisition of the assets of Raven, including two golf courses in Arizona.

     - In August 1998 the Company raised gross proceeds of $125 million from a public offering of unsecured notes in Canada and the United States.

     - In September 1998 Intrawest completed its acquisition of Breeze, Inc. ("Breeze") and Max Snowboard, Inc. ("Max"), ski and snowboard equipment rental companies.

     - In December 1998 the Company raised gross proceeds of $75 million from a private offering of unsecured notes in Canada and the United States.

     1999

     - In January 1999 Intrawest completed its acquisition of a 50% equity interest in Blue Mountain Resorts Limited ("Blue Mountain Resorts"), the owner and operator of the largest mountain resort in Ontario.

     - In February 1999 Intrawest completed its acquisition of a 45% equity interest in Alpine, the parent company of CMH, a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia.

     - In April 1999 the Company raised gross proceeds of Cdn.$87.6 million from a public offering of 3,450,000 Common Shares in Canada.

     - In April 1999 Intrawest's percentage ownership in Mammoth Mountain Ski Area increased from 58% to 59.5%.

     - In December 1999 the Company announced a normal course issuer bid through The Toronto Stock Exchange for up to 1,022,000 NRP Shares.

     2000

     - In January 2000 the Company raised gross proceeds of $135 million from a private offering of unsecured notes in Canada and the United States.

     - In June 2000 the Company entered into an agreement to develop the Village at MonteLago located at Lake Las Vegas Resort in Nevada.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 780 ski resorts in North America of which 510 are located in the United States and 270 are located in Canada. During the 1999/2000 ski season, these resorts attracted approximately 68.9 million skier visits (51.6 million to United States ski areas and 17.3 million to Canadian ski areas). The geographic distribution of North American skier visits during the 1999/2000 season was as follows:

                                                           PROPORTIONATE
GEOGRAPHIC REGION                          SKIER VISITS        SHARE        INTRAWEST RESORT LOCATED IN REGION
-----------------                          ------------    -------------    ----------------------------------
                                            (MILLIONS)          (%)
Western Canada.........................         8.6             12.5        Whistler/Blackcomb, Panorama
Quebec.................................         5.7              8.3        Tremblant, Mont Ste. Marie
Other Canada...........................         3.0              4.3        Blue Mountain
U.S. Rocky Mountains...................        18.2             26.4        Copper
Northeast U.S..........................        12.2             17.7        Stratton, Mountain Creek
Pacific West U.S.......................        10.6             15.4        Mammoth
Midwest U.S............................         6.1              8.9        --
Southeast U.S..........................         4.5              6.5        Snowshoe
                                               ----            -----
                                               68.9            100.0
                                               ====            =====

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their skiing plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day-visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 1999/2000 ski season the largest 20% of ski areas accounted for approximately 80% of the total skier visits in the United States.

     Since 1985 the number of active skiers and annual skier visits in North America has not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 780 in 2000. The Company believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation and will continue to drive further consolidation as the majority of resorts lack the capital and management ability to compete with the emerging industry leaders. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. The last new major ski facility in North America was opened in 1981. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented. The Company believes that the continuing attrition of smaller regional resorts will also provide growth opportunities for destination resorts in this segment of the industry. The Company believes that trends in the mountain resort industry will continue to provide attractive acquisition opportunities which it will continue to evaluate. The Company may also consider acquiring smaller regional resorts, which have a strong local following and can provide a customer base for its other resorts, and businesses complementary to its existing mountain resort operations.

     The Company is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis which encourage broader participation, facilitate learning and enhance performance and (iv) the rapid growth of snowboarding, which is increasing youth and young adult participation in mountain sports. The Company expects that the growth in snowboarding, in particular, will continue to have a positive impact on the ski industry. In the United States, skier visits attributable to snowboarders have increased at a compound annual rate of growth of 12% per year over the past three years and snowboarders are currently estimated to represent 27% of all skier visits in the United States. The Company believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                               THE GOLF INDUSTRY

     There are approximately 18,500 golf courses in North America -- 16,700 in the United States and 1,800 in Canada. In 1999 there were approximately 26 million active golfers in the United States and 5 million in Canada, representing about a 13% participation rate. While participation has been relatively stable over the past few years, consumer spending on golf has increased significantly, from $7.8 billion in the United States in 1986 to over $30 billion in 1998. Revenue per round has been driven up by increases in greens fees and higher spending on equipment, lessons, cart rental and other services.

     The same demographic trends that are impacting the mountain resort industry are affecting golf. The aging of the "baby boom" generation is expected to increase the number of rounds played and the average revenue per round. Golfers over the age of 50 currently account for approximately 25% of total golfers but they play almost 50% of the total rounds each year and they spend over 50% more per player than younger golfers. In addition, the largest age group of beginners to golf is the 18-29-year old group and the leading edge of the "echo boom" generation turned 18 in 1996. Equipment innovations, such as over-sized golf club heads, are encouraging broader participation by facilitating learning and enhancing performance.

     The ownership of golf courses in North America is highly fragmented. In the United States there are approximately 11,000 different golf course owners and the top 15 course owners/managers have only approximately 5% of the market in aggregate. Similarly in Canada, less than 2% of golf courses are owned or operated by multi-course operators. Consolidation of the golf industry has begun as many independent owners lack the necessary capital to improve or maintain their courses, there is a limited supply of experienced golf operating personnel, and cost and marketing efficiencies are enhanced by the operation of multiple golf courses. Intrawest expects to capitalize on this consolidation trend by acquiring additional golf courses in the future.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics of each of the Company's mountain resort locations.

                          INTRAWEST                                                 AVERAGE     SNOW-     1999/2000
                          OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING      SKIER
RESORT                    PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE    VISITS
------                    ----------   -------   --------   ------   ------------   --------   --------   ---------
                             (%)       (ACRES)    (FEET)                            (INCHES)     (%)       (000'S)
Whistler/Blackcomb......       77       7,071     5,280      227        33(15)        360          7        2,188
Mammoth.................       59.5(1)  3,500     3,100      185        36(10)        350         17          929
Copper..................      100       2,433     2,699      125         23(5)        255         16          803
Tremblant...............      100         602     2,131       92         13(7)        140         75          630
Snowshoe................      100         200     1,598       56         14(2)        185         99          463
Blue Mountain...........       50         251       720       39         13(4)        100         94          411
Stratton................      100         583     2,003       90         14(3)        180         75          365
Mountain Creek..........      100         168     1,040       47         11(3)         90        100          248
Panorama................      100       1,500     4,047      100         10(1)        110         35          173
Mont Ste. Marie.........      100         108     1,250       24          3(2)        120         90           70

---------------

(1) Each of the shareholders of Mammoth Mountain Ski Area ("MMSA") (including the Company) has a pro rata right of first refusal to purchase any shares of MMSA to be sold by any other shareholder to third parties.

     WHISTLER/BLACKCOMB. Whistler/Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, is North America's most visited ski resort. The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car and railroad, as well as by air via Vancouver's international airport. The expansion of the Vancouver airport, combined with the "open skies policy" between Canada and the United States, has increased direct flights from key population centres, particularly in the United States.

     Since Intrawest acquired Blackcomb in 1986, the Company has invested heavily on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its restaurant and service facilities. Together Whistler and Blackcomb Mountain skier visits in 1999/2000 totaled 2,188,000, the largest in North America for a single resort.

     The Company operates a 3,414-acre ski area facility at Blackcomb which has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski mountain. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement which expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 3,657-acre ski area facility which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski mountain. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement which expires in 2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

     The Company is the largest retailer in Whistler Resort with 35 retail and equipment rental shops. The Company also has food and beverage operations at 16 restaurants and bars, having a total seating capacity of approximately 8,200.

     Whistler/Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. A new 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler/Blackcomb ski school offers more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people, and numerous galleries and recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Company), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

     MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995, increasing its interest to 51% in November 1997, 58% in January 1998 and 59.5% in April 1999. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 5,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility which has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth has 185 trails which are serviced by 36 lifts, including 10 high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits which expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates 6 sport shops, 5 hotel properties, and food and beverage operations at 9 restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include 60 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in the Sierra Star Golf Course at Mammoth. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

     COPPER. Copper is located approximately 75 miles west of Denver in Summit County, the heart of Colorado's ski country. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested approximately $73 million in capital improvements, including approximately $31 million on its restaurant facilities and service buildings and approximately $42 million on lifts, vehicles and other equipment. The Company completed its acquisition of Copper in 1997 and intends to continue to make capital improvements at Copper including new lifts and trails and expanded restaurant facilities.

     Copper has a 2,433-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 23 lifts, including five high-speed quad chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on government land.

     Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

     Copper has 10 retail shops and three equipment rental shops, and food and beverage operations at 9 restaurants and bars, having a total seating capacity of approximately 2,600.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude championship course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Company), tennis, fishing and bike riding. Bike riders can access a paved bike path system which connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     TREMBLANT. Tremblant, located in the Laurentians, 90 miles north of Montreal, Quebec, has been rated as the number-one ski resort in the East by SKI magazine in four of the past five years. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest major operating ski area in Canada. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, six- and eight-passenger gondolas, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system, the Edge -- Tremblant's first new peak since 1943, and the new Versant Soleil which is the largest ski terrain expansion since the initial development of Tremblant.

     The Company operates a 602-acre ski area facility at Tremblant which has elevations at its base of 870 feet and at its peak of 3,001 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 92 trails which are serviced by 13 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays a minimal annual lease payment.

     Tremblant has 17 sports shops and food and beverage operations at 9 restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort which emphasizes a unique French Canadian charm and is a text-book example of staged village development. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable, two 18-hole championship golf courses owned by the Company, tennis, hiking and mountain biking. The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts. The 36,000-square foot convention centre, which can accommodate 1,800 delegates, has increased traffic at the resort year round and particularly during the shoulder seasons.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in 1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in 1995 and has invested significantly in new capital improvements, mainly consisting of lifts, snowmaking and terrain expansion. The Company operates a 200-acre ski area facility at Snowshoe which has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 56 trails which are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. The Company owns all of the land on which the ski facilities are located.

     Snowshoe has 15 retail shops, 5 of which are concessioned to third-party operators. The resort also owns and operates 13 restaurants and 6 bars, having a total seating capacity of approximately 2,500. Snowshoe owns 2 lodges having a total of 250 rooms and manages approximately 1,000 rental condominiums.

     Snowshoe's summer amenities include an 18-hole championship golf course owned by the Company and designed by Gary Player, over 100 miles of marked mountain biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort also owns a conference centre with over 10,000 square feet of meeting rooms and banquet facilities which draw business travellers throughout the year.

     BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. Skiing began at Blue Mountain in 1941. Intrawest acquired its 50% interest in Blue Mountain in January 1999. Blue Mountain has a 251-acre ski area facility with a vertical drop of 720 feet. Blue Mountain's 39 trails are serviced by 13 lifts, including 4 high-speed chairlifts. Blue Mountain has food and beverage operations at 6 locations having a total seating capacity of approximately 2,800.

     Blue Mountain's summer amenities include an 18-hole golf course, a waterpark and a waterfront park on Georgian Bay.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Company has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, a six-passenger high-speed chairlift and improvements to the base area facilities. The Company operates a 583-acre ski area facility at Stratton which has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails which are serviced by 14 lifts, three of which are high-speed.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Company. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     MOUNTAIN CREEK. Mountain Creek, located approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing three peaks -- Vernon Valley, Great Gorge South and Great Gorge North -- currently providing approximately 168 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Company owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 280-acre theme park, 5 mountain-top lakes and a 27-hole golf course (not owned by the Company). Approvals are in place for an additional 27-hole golf course on the Company's land at the top of the mountain. In the first half of the 1990s, summer visits to the resort averaged 450,000, about one-third more than winter skier visits.

     PANORAMA. Panorama is located in the Purcell Mountains approximately 12 miles from Invermere, British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired Panorama in 1993, the Company has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the third greatest in Canada surpassed only by Blackcomb and Whistler.

     The Company operates a 1,500-acre ski area facility at Panorama which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 100 trails which are serviced by 10 lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. Pursuant to this agreement, Panorama pays an annual lease payment currently equal to 2% of defined gross revenue.

     Panorama has 4 retail shops and food and beverage operations at 8 restaurants and bars, having a total seating capacity of approximately 850.

     Panorama offers access to some of the best heli-skiing in the world. All of the commercial facilities at the resort, except for the heli-skiing operation, are owned and operated by the Company. Panorama's summer amenities include Greywolf, an award-winning 18-hole championship golf course 50% owned by the Company and a mountainside waterpark with hot tubs and slides. Other summer attractions in the area include whitewater rafting and kayaking, horseback riding, tennis and hot springs at Radium and Fairmont.

     MONT STE. MARIE. Mont Ste. Marie is located in the Outaouais region 55 miles north of Ottawa. The resort has the highest elevation of any ski area in the Outaouais between Toronto and Mont Tremblant.

     Intrawest acquired Mont Ste. Marie in 1997 and is in the process of formulating its plans for the resort. The Company operates a 108-acre ski area facility at Mont Ste. Marie which has a vertical drop of 1,250 feet. The Company owns all of the land on which the ski facilities are located. Mont Ste. Marie's summer amenities include an 18-hole championship golf course owned by the Company. Mont Ste. Marie has food and beverage operations at 2 locations having a total seating capacity of approximately 600.

  WARM-WEATHER DESTINATION PROPERTIES

     SANDESTIN. Sandestin is located in Destin, in northwestern Florida, a major tourist, second-home and retirement destination. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin has 73 holes of golf on four separate courses. The resort also features 32,300 square feet of conference facilities, a 37,000-square foot retail centre which accommodates 31 shops, a 98-slip full-service marina suitable for craft up to 100 feet in length, 15 tennis courts, management of approximately 775 residential rental units, and various restaurants, bars and other recreational amenities.

     RAVEN. Raven owns and operates two highly rated daily fee golf courses, The Raven at South Mountain in Phoenix and The Raven at Sabino Springs in Tucson. In addition, Raven has a management contract for another course to be constructed in Carlsbad, California.

     The Raven concept is to create superior public golf facilities, complemented by attention to maintenance and service quality. The two Raven courses were rated 5th and 7th for quality of service among 5,300 golf courses across North America included in a 1998 survey of subscribers conducted by Golf Digest magazine. In addition both courses were rated in the top ten public golf courses in Arizona in 1997 by Golf Digest.

  OTHER RESORT PROPERTIES

     CANADIAN MOUNTAIN HOLIDAYS. The Company has a 45% equity interest in Alpine, the parent company of CMH, which provides helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia. Alpine also provides non-leisure helicopter services on a contract basis. Approximately 75% of Alpine's annual revenue is generated from its leisure business operations.

     CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 11 mountain areas and its operations include 30 helicopters, 6 remote lodges and 5 additional skiing/hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including mountain operations (lift-tickets and heli-skiing), retail and rental shops, food and beverage, lodging and property management, ski school, golf, tennis and other summer activities. Sales of lift tickets represent the single largest source of resort operations revenue (39% for fiscal 2000). While revenue from lift-ticket sales has increased each year during the past five years, the proportion of resort operations revenue accounted for by sources other than lift-ticket sales increased from 54% in fiscal 1996 to 61% in fiscal 2000. This increase is the result of the Company's expansion into warm-weather destination properties and the ongoing expansion of the range of services offered by the Company at each resort.

     The following chart provides a breakdown of the sources of the Company's ski and resort operations and warm-weather operations revenue during fiscal 2000. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                  REVENUE       PROPORTION
                                                                ------------    ----------
                                                                (MILLIONS OF       (%)
                                                                  DOLLARS)
Mountain operations.........................................       $177.1          39.2
Retail and rental shops.....................................         72.8          16.1
Food and beverage...........................................         60.1          13.3
Lodging and property management.............................         53.5          11.8
Ski school..................................................         25.8           5.7
Golf........................................................         30.9           6.8
Other.......................................................         31.9           7.1
                                                                   ------         -----
                                                                   $452.1         100.0
                                                                   ======         =====

     MOUNTAIN OPERATIONS. The Company sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing revenue. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card is in use at Whistler/Blackcomb, Tremblant, Stratton, Mammoth and Copper. In addition to their other features, frequent skier cards at Whistler/Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Company uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Company's line of lift ticket products. These lift tickets are often sold to customers in packages including accommodations in order to fill beds when occupancy is expected to be low. Revenue from lift ticket sales has increased every year since 1986 when the Company acquired its interest in Blackcomb. Since fiscal 1996 revenue from lift ticket sales has increased from $56.2 million to $177.1 million, primarily because of acquisitions and improvements in ticket yields. The Company's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Company's retail division increased from $20.4 million in fiscal 1996 to $72.8 million in fiscal 2000. The increase is attributable primarily to acquisitions and to increased retail sales and equipment rental revenue at Whistler/Blackcomb, Tremblant and Panorama. Retail revenue aids in stabilizing the Company's daily and weekly cash flows, as the Company's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Company owns 150 retail and ski rental shops containing approximately 235,000 square feet of sales/service area. The large number of retail locations operated by the Company allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Company's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The Company also owns and operates the 50-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 96,000 square feet of space. This chain has locations in the western United States.

     FOOD AND BEVERAGE. Food and beverage has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Company. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining in the restaurants.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler/Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Company owns and operates 110 different food and beverage facilities at its mountain resorts with more than 26,500 seats. The Company's control of its on-mountain and base-area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $16.3 million in fiscal 1996 to $60.1 million in fiscal 2000, principally due to acquisitions and the expansion of facilities at Whistler/Blackcomb and Tremblant.

     LODGING AND PROPERTY MANAGEMENT. The Company's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Company owns or manages approximately 5,100 lodging units at its mountain resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each mountain resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodations and provides guests with information on all of the resort's activities and services. The Company's property management operation seeks to maximize the synergies that exist between lodging and lift-ticket promotions. Revenue from lodging and property management increased from $15.7 million in fiscal 1996 to $53.5 million in fiscal 2000, principally due to acquisitions and the development of new rental accommodations at Tremblant.

     The Company's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Company. The resulting growth in occupancy increases skier visits and provides an additional source of fee revenue for the Company.

     SKI SCHOOL. The Company operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Company's resorts have qualified instructors. The Company's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Company has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Over the past several years, the Company has initiated programs to increase its ski school business. Revenue from ski schools increased from $6.7 million in fiscal 1996 to $25.8 million in fiscal 2000, principally due to acquisitions and the expansion of ski school programs at Whistler/Blackcomb and Tremblant.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995 and, since that time, annual golf revenue has grown to $30.9 million in 2000. At its mountain resorts, the Company owns and operates championship golf courses at Panorama, Blue Mountain, Tremblant, Mont Ste. Marie, Copper, Stratton, Snowshoe and Mammoth. The Company also owns an additional six golf courses at its warm-weather resort properties in Florida and Arizona and two golf courses in Pitt Meadows, British Columbia. Stratton also offers a golf school which attracts students from throughout eastern North America. Golf is a primary attraction in the summer and shoulder seasons, providing the Company with revenue from greens fees, cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. The Company has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. The Company believes that its golf and other summer revenue will continue to be an increasingly significant component of resort operations revenue in the future.

     OTHER. The Company generates additional revenue from diverse sources such as the waterpark at Mountain Creek, athletic club fees at Sandestin and community services revenue (e.g., telephone and other utility services) at most of its mountain resorts.

  SPONSORSHIP AND SPECIAL EVENTS

     An important part of the Company's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Company's geographically diversified mountain resorts are particularly appealing to sponsors seeking exposure across North America. In addition, the Company's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Company's business sponsors include Coca Cola, Nike, Fuji Film, Nestle, Evian, Telus/Bell/Worldcom and The North Face.

     The Company's resorts host a number of world-class sporting events including annual freestyle World Cup competitions at Whistler/Blackcomb and Tremblant and snowboarding's U.S. Open championship at Stratton. Whistler, Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Company's resorts host numerous high-profile music and arts events.

  INFORMATION TECHNOLOGY

     The Company's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Company's services in order to build guest loyalty and encourage repeat buying. Current information technology initiatives which have been implemented at certain of the Company's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Company's facilities across the resort, (iv) central reservation systems for use in connection with the Company's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Company to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Company's marketing strategy include (i) increasing the Company's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Company's network of resorts, (iv) expanding the summer-and shoulder-season businesses of the Company's resorts and
(v) increasing the Company's total share of customer spending across each resort. Using market research information from the Company's database and employee feedback, the Company builds marketing programs which are targeted at particular customer and season segments.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Company is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Company has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer. The Company has over 20 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Company has developed and sold approximately $1.8 billion of real estate, including non-resort real estate. In 1994 the Company determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Company from its mountain resort competitors. The Company has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to each of the Company's resort real estate holdings.

                                                                            AS AT JUNE 30, 2000
                                   DATE       --------------------------------------------------------------------------------
                               CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                                COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                               IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
RESORT                         TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
------                         ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                         (SQ FT)       (SQ FT)       (SQ FT)
Whistler/Blackcomb(1).......       1987          2,855           180           809        62,000        47,000         94,000
Tremblant...................       1992          1,552           363         3,273       128,000        19,000         44,000
Keystone(2).................       1995            694           269         2,106        95,000        --            223,000
Sun Peaks...................       1995            113            21           142         5,000        --             --
Panorama....................       1995            254           119         1,226        19,000        --             10,000
Stratton....................       1997            195            55           926         --           --             30,000
Snowshoe....................       1997            199            37           928        22,000        --             45,000
Mammoth.....................       1998            186           180         1,929         4,000        --            106,000
Copper......................       1998            161           325           551         --           78,000         50,000
Sandestin(3)................       1999            276           254         1,912         --           56,000        144,000
Solitude(4).................       1999             51            79           112         6,000         3,000          3,000
Three Peaks(5)..............       2000             81            58           216         --           --             --
Blue Mountain...............       2000              1           261         1,844         --           13,000        104,000
Squaw Valley................       2000          --              139           432         --           32,000         91,000
Mountain Creek..............       2001          --            --            1,613         --           --            175,000
                                                 -----         -----        ------       -------       -------      ---------
                                                 6,618         2,340(6)     18,019(6)    341,000       248,000(6)   1,119,000(6)
                                                 =====         =====        ======       =======       =======      =========

---------------

(1) The Company has a 77% interest in both Whistler Mountain Resort Limited Partnership and in Blackcomb Skiing Enterprises Limited Partnership. The information on Whistler/Blackcomb in this table reflects 100% of the partnerships' land holdings.
(2) The Company has a 50% interest in a joint venture that owns and is developing the land at Keystone (certain projects are at 55% and 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) The Company has a 95% interest in Sandestin. The information on Sandestin in this table reflects 100% of the resort's land holdings.

(4) The Company entered into an option agreement with Solitude Ski Corporation in September 1998 pursuant to which the Company has the right to acquire land at the base of Solitude Mountain.
(5) The Company has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
(6) The Company's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 21,726 units.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Company carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Company to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Company typically acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts. At Blackcomb, the Company has options which it may exercise for specific project sites when permits are in place and construction is set to commence. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold. At Whistler, the price of the acquired land is deferred until certain real estate development rights are employed or disposed of, subject to minimum annual payments of Cdn.$1.5 million to Cdn.$3.0 million. At Squaw Valley, the land which Intrawest has the right to acquire is currently used by the resort owner for visitor parking and, as consideration for the land, the Company must provide replacement parking stalls for those displaced by the development.

     RESORT MASTER PLANNING. The starting point of the Company's development program at a resort is the "envisioning process", under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Company's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based at the resort and report to a local vice president who is responsible for all the real estate projects at the resort and who reports to a senior vice president who oversees the development program at multiple resorts.

     The development managers are supported by a team of design, construction, finance and sales staff at the resort with the assistance of similar staff members at head office and local consultants. The Company exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Company also concentrates on woodframe developments which have a short construction timetable. In addition, the Company does not normally construct its own projects but rather engages general contractors under fixed-price contracts which transfer most of the risk of construction overruns to the contractor. The Company arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs, primarily through established revolving credit facilities.

     MARKETING AND SALES. Market research is an important part of the Company's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     Each of the Company's resorts has its own marketing and sales department under the supervision of a local marketing director. At some resorts the Company employs its own sales personnel while at others it engages third-party agents to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. A new marketing approach was introduced during 1996, whereby properties are marketed to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Company's major markets. This approach has been applied to large condominium-hotel projects such as First Ascent at Squaw Valley, Gateway at Sandestin and Le Westin Royal Tremblant at Tremblant. Since fiscal 1995 the Company has pre-sold on average approximately 85% of its units prior to the completion of construction.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Company occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third-party operators. The mix of tenants and the quality of their finished stores are closely managed by the Company so as to maintain the ambience of the resort. In order to attract top-quality retail operators the Company seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Company is able to improve year-round utilization of facilities.

     As at June 30, 2000, Intrawest had developed approximately 341,000 square feet of commercial space at its resort real estate holdings. The Company manages or owns certain commercial space at its resorts that is occupied by third-party operators and receives rental revenue, which in fiscal 2000 amounted to approximately $6.9 million.

     The Company is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of the Company's land holdings followed by a listing of projects recently completed or under active development.

     WHISTLER/BLACKCOMB. Since 1986 the Company has exercised options on and developed the majority of its land holdings at the base of Blackcomb. There are approximately 360 residential units and 60,000 square feet of commercial space remaining at the base of Blackcomb being developed or planned for development. The Company owns a 44-acre site at the Creekside base of Whistler on which it is developing, or has land planned for the development of, approximately 250 residential units and 81,000 square feet of commercial space. In addition, the Company is developing, or has land planned for the development of, approximately 370 residential units at other sites in Whistler. The Company expects that the development of these lands will take place over a period of five to eight years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete and Chateau Mont Tremblant is in operation. The village core, Chateau Mont Tremblant, Le Geant and Le Diable golf courses, and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Company is developing, or has land planned for the development of, approximately 3,600 residential units and 63,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. The joint venture is developing River Run, a pedestrian village at the base of the mountain and five additional residential neighbourhoods. The Company has developed or plans to develop approximately 1,000 residential units and 208,000 square feet of commercial space in the new River Run Village, 90 residential units around a planned golf course and 1,900 residential units and 110,000 square feet of commercial space in areas adjacent to the existing real estate and new mountain village. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     SUN PEAKS. Since 1995 the Company has exercised the rights to develop 134 residential units from the owner of Sun Peaks. The Company has the right to develop an additional 142 residential units. This right expires on the earlier of June 21, 2002 and the date when the Company has purchased eight sites and all buildings on the sites have been substantially completed.

     PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama in the resort village and adjacent to the Greywolf Golf Course. The Company is developing, or has land planned for the development of, approximately 1,300 residential units and 10,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     STRATTON. The Company is developing, or has land planned for the development of, approximately 1,000 residential units and 30,000 square feet of commercial space. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     SNOWSHOE. With its acquisition of Snowshoe, the Company acquired approximately 200 acres of land which may be developed to support the existing village. The Company is developing, or has land planned for the development of, approximately 1,000 residential units. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     MAMMOTH. The Company is developing a new North Village at the base of Mammoth Mountain which is planned for the development of approximately 800 residential units and 106,000 square feet of commercial space. The Company also is developing, or has land available for the development of, approximately 160 ski-in, ski-out units and 1,100 residential units on the Sierra Star Golf Course. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

     COPPER. The Company owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and the Company is developing, or has land planned for the development of, approximately 800 residential units and 128,000 square feet of commercial space on this site. The Company is developing, or has land planned for the development of, approximately 100 units on remaining parcels which will either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course. The Company expects that the development of these lands will take place over a period of eight to ten years.

     SANDESTIN. The Company is developing, or has land planned for the development of, approximately 2,200 residential units and 200,000 square feet of commercial space. Approximately 700 of these residential units will form part of the new Baytowne Village at Sandestin. The Company expects that the development of these lands will take place over a period of 10 to 15 years.

     SOLITUDE. Through an option with the owner of Solitude Ski Resort, the Company is developing, or plans to develop, approximately 200 residential units. The Company expects that the development of these lands will take place over a period of three to five years.

     THREE PEAKS. Through a joint venture, the Company is developing, or has land planned for the development of, approximately 300 residential units which surround an 18-hole golf course owned by the Company in Silverthorne, Colorado. The Company expects that the development of these lands will take place over a period of five to seven years.

     BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Company is developing, or plans to develop, approximately 1,500 residential units and 117,000 square feet of commercial space. Through a joint venture, the Company is developing, or has land planned for the development of, approximately 600 residential units surrounding the Monterra Golf Course. The Company expects that the development of these lands will take place over a period of 10 to 12 years.

     SQUAW VALLEY. Through an option with the owner of Squaw Valley Ski Area, the Company is developing, or plans to develop, approximately 600 residential units and 123,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of eight to ten years.

     MOUNTAIN CREEK. With its acquisition of Mountain Creek, the Company acquired approximately 390 acres. The Company has land planned for the development of approximately 1,600 residential units and 175,000 square feet of commercial space. The Company expects that the development of these lands will take place over a period of 12 to 15 years.

     MONT STE. MARIE. With its acquisition of Mont Ste. Marie, the Company acquired approximately 900 acres of developable land. The feasibility of the development of these lands is currently being reviewed.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------
WHISTLER/BLACKCOMB
Horstman House               77%          51       Quarter-share units for sale;
                                                   construction completed May
                                                   2000; 201 of 204 quarters
                                                   sold.
The Heights of Taluswood     77%          26       Townhomes for sale;
                                                   construction started May 2000
                                                   with scheduled completion
                                                   March 2001; fully pre-sold.
Khyber Ridge                 77%          26       Single-family lots for sale;
                                                   construction started May 2000
                                                   with scheduled completion
                                                   April 2001.
The Legends                  77%          121      Quarter-share units for sale;
                                                   construction of Phase I (77
                                                   units) started April 2000 with
                                                   scheduled completion March
                                                   2001; fully pre-sold.
                                                   Construction of Phase II (44
                                                   units) to begin spring 2001
                                                   with scheduled completion fall
                                                   2001.
First Tracks                 77%          79       Condominium-hotel units for
                                                   sale; construction to begin
                                                   spring 2001 with scheduled
                                                   completion spring 2002.
The Lookout at Taluswood     77%          11       Townhomes for sale;
                                                   construction to begin spring
                                                   2001 with scheduled completion
                                                   summer 2002.

TREMBLANT
La Tour des Voyageurs I     100%          163      Condominium-hotel units for
                                                   sale; construction completed
                                                   June 1999; 162 units sold.
La Tour des Voyageurs II    100%          51       Condominium-hotel units for
                                                   sale; construction completed
                                                   May 2000; 44 units sold.
Le Refuge du Cerf           100%          65       Single-family lots for sale;
                                                   construction completed
                                                   December 1999; 45 lots sold.
Les Manoirs                 100%          140      Townhomes for sale;
                                                   construction started October
                                                   1999 with scheduled completion
                                                   October 2001; 74 units
                                                   pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------
L'Equinoxe                  100%          91       Townhomes for sale;
                                                   construction started March
                                                   2000 with scheduled completion
                                                   March 2002; 57 units pre-sold.
Le Sommet des Neiges        100%          116      Quarter-share units for sale;
                                                   construction of Phase I (67
                                                   units) to begin September 2000
                                                   with scheduled completion
                                                   November 2001; 154 of 268
                                                   quarters pre-sold.
                                                   Construction of Phase II (49
                                                   units) to begin summer 2001
                                                   with scheduled completion
                                                   summer 2002.

KEYSTONE
Buffalo Lodge & The          55%          157      Condominium-hotel units for
Dakota                                             sale; construction completed
                                                   September 1998; 150 units
                                                   sold.
Expedition Station           60%          92       Condominium-hotel units for
                                                   sale; construction completed
                                                   August 1999; 83 units sold.
Elk Run Lots                 50%          81       Single-family lots for sale;
                                                   construction completed
                                                   September 1999; 68 lots sold.
Elk Run Villas               60%          10       Townhomes for sale;
                                                   construction completed April
                                                   2000; 6 units sold.
Red Hawk Lodge               60%          100      Condominium-hotel units for
                                                   sale; construction completed
                                                   June 2000; 85 units sold.
Settler's Creek              60%          26       Single-family lots for sale;
Homesites                                          construction started September
                                                   1999 with scheduled completion
                                                   September 2000; 24 lots
                                                   pre-sold.
Ski Tip 4                    60%           4       Townhomes for sale;
                                                   construction started June 2000
                                                   with scheduled completion
                                                   February 2001; 3 units
                                                   pre-sold.
Lone Eagle                   60%          51       Condominium-hotel units for
                                                   sale; construction started
                                                   March 2000 with scheduled
                                                   completion June 2001; fully
                                                   pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------
The Springs at River Run     60%          94       Condominium-hotel units for
                                                   sale; construction started
                                                   April 2000 with scheduled
                                                   completion July 2001; 48 units
                                                   pre-sold.
Settler's Creek              60%          66       Townhomes for sale;
Townhomes                                          construction to begin
                                                   September 2000 with scheduled
                                                   completion August 2001; 24
                                                   units pre-sold.

SUN PEAKS
Fireside Lodge              100%          72       Condominium-hotel units for
                                                   sale; construction completed
                                                   April 1998; 56 units sold.
Forest Trails               100%          36       Townhomes for sale;
                                                   construction of Phase I (20
                                                   units) completed January 1999;
                                                   fully sold. Construction of
                                                   Phase II (16 units) completed
                                                   October 1999; 14 units sold.

PANORAMA
Panorama Springs            100%          80       Condominium-hotel units for
                                                   sale; construction completed
                                                   May 2000; 78 units sold.
Forest Ridge Estates        100%          33       Single-family lots for sale;
                                                   construction started September
                                                   1999 with scheduled completion
                                                   November 2000; 9 lots
                                                   pre-sold.
Riverbend Townhomes         100%          40       Townhomes for sale;
                                                   construction of Phase I (24
                                                   units) completed June 2000; 22
                                                   units sold. Construction of
                                                   Phase II (16 units) to begin
                                                   fall 2000 with scheduled
                                                   completion spring 2001.
Taynton Lodge               100%          63       Condominium-hotel units for
                                                   sale; construction started
                                                   April 2000 with scheduled
                                                   completion April 2001; 46
                                                   units pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------

STRATTON
Long Trail House - South    100%          67       Condominium-hotel units for
                                                   sale; construction completed
                                                   June 2000; 54 units sold.
Solstice                    100%          80       Townhomes for sale;
                                                   construction of Phase I (40
                                                   units) started May 2000 with
                                                   scheduled completion July
                                                   2001; 24 units pre-sold.
                                                   Construction of Phase II (40
                                                   units) to begin summer 2001
                                                   with scheduled completion
                                                   summer 2002.
Copper Lantern Inn          100%          49       Quarter-share units for sale;
                                                   construction to begin spring
                                                   2001 with scheduled completion
                                                   summer 2002.

SNOWSHOE
Rimfire                     100%          141      Condominium-hotel units for
                                                   sale; construction completed
                                                   June 1999; 128 units sold.
Highland House              100%          78       Condominium-hotel units for
                                                   sale; construction completed
                                                   June 2000; 59 units sold.

MAMMOTH
Juniper Springs             100%          174      Condominium-hotel units for
                                                   sale; construction completed
                                                   December 1999; 173 units sold.
The Timbers                 100%          32       Townhomes for sale;
                                                   construction started October
                                                   1998 with scheduled completion
                                                   July 2001; 26 units pre-sold.
Sunstone Lodge              100%          77       Condominium-hotel units for
                                                   sale; construction started May
                                                   1999 with scheduled completion
                                                   January 2001; fully pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------
Mammoth Green               100%          46       Townhomes for sale;
                                                   construction started June 2000
                                                   with scheduled completion
                                                   September 2001; 37 units
                                                   pre-sold.
Eagle Run                   100%          36       Townhomes for sale;
                                                   construction started June 2000
                                                   with scheduled completion
                                                   October 2001; fully pre-sold.
Evergreen                   100%          31       Townhomes for sale;
                                                   construction started August
                                                   2000 with scheduled completion
                                                   December 2001; 10 units
                                                   pre-sold.

COPPER
Copper Springs Lodge        100%          108      Condominium-hotel units for
                                                   sale; construction completed
                                                   September 1999; 107 units
                                                   sold.
The Village at Copper       100%          228      Condominium-hotel units for
                                                   sale; construction started
                                                   April 1999 with scheduled
                                                   completion December 2000; 226
                                                   units pre-sold.
Trails End                  100%          16       Townhomes for sale;
                                                   construction started May 2000
                                                   with scheduled completion
                                                   April 2001; 15 units pre-sold.
Passage Point               100%          134      Condominium-hotel units for
                                                   sale; construction started May
                                                   2000 with scheduled completion
                                                   September 2001; 69 units
                                                   pre-sold.
West Parcel Lots            100%          53       Single-family lots for sale;
                                                   construction to begin spring
                                                   2001 with scheduled completion
                                                   winter 2001.
Blue Wing Lodge             100%          89       Quarter-share units for sale;
                                                   construction to begin spring
                                                   2001 with scheduled completion
                                                   summer 2002.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------
SANDESTIN
Arrowhead Point              95%          28       Single-family lots for sale;
                                                   construction started March
                                                   2000 with scheduled completion
                                                   September 2000.
Magnolia Bay                 95%          41       Townhomes for sale;
                                                   construction of Phase I (22
                                                   units) completed June 2000;
                                                   fully sold. Construction of
                                                   Phase II (19 units) started
                                                   July 2000 with scheduled
                                                   completion June 2001; 12 units
                                                   pre-sold.
Baytowne Village - Le        95%          25       Townhomes for sale;
Jardin                                             construction to begin February
                                                   2001 with scheduled completion
                                                   February 2002; 20 units
                                                   pre-sold.
Baytowne Village -           95%          196      Condominium-hotel units for
Gateway                                            sale; construction to begin
                                                   September 2000 with scheduled
                                                   completion April 2002; 183
                                                   units pre-sold.
Baytowne Village - Lofts     95%           8       Loft units for sale;
                                                   construction to begin winter
                                                   2001 with scheduled completion
                                                   winter 2002.
SOLITUDE
Powderhorn Lodge            100%          83       Condominium-hotel units for
                                                   sale; construction completed
                                                   June 2000; 60 units sold.
Eagle Springs East          100%          47       Condominium-hotel units for
                                                   sale; construction started
                                                   June 2000 with scheduled
                                                   completion July 2001; 28 units
                                                   pre-sold.

THREE PEAKS
Estate Lots                  50%          148      Single-family lots for sale;
                                                   construction of Phase I (102
                                                   units) started May 1999 with
                                                   scheduled completion September
                                                   2000; 101 lots pre-sold.
                                                   Construction of Phase II (46
                                                   units) started May 1999 with
                                                   scheduled completion December
                                                   2000.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------
Future Lots                  50%          37       Single-family lots for sale;
                                                   construction started May 1999
                                                   with scheduled completion
                                                   December 2000.

BLUE MOUNTAIN
Snowbridge Lots              50%          29       Single-family lots for sale;
                                                   construction completed
                                                   November 1999.
Snowbridge Homes             50%           6       Single-family homes for sale;
                                                   construction started December
                                                   1999 with scheduled completion
                                                   December 2000; 5 units
                                                   pre-sold.
Snowbridge Townhomes         50%          40       Townhomes for sale;
                                                   construction started October
                                                   1999 with scheduled completion
                                                   December 2000; fully pre-sold.
Grand Georgian              100%          187      Condominium-hotel units for
                                                   sale; construction started
                                                   July 2000 with scheduled
                                                   completion December 2001; 116
                                                   units pre-sold.

                          OWNERSHIP      TOTAL        PROJECT DESCRIPTION AND
PROJECT NAME              INTEREST       UNITS       STATUS AT AUGUST 31, 2000
------------              ---------   -----------    -------------------------

SQUAW VALLEY
First Ascent                100%          139      Condominium-hotel units for
                                                   sale; construction started
                                                   June 2000 with scheduled
                                                   completion November 2001;
                                                   fully pre-sold.
22 Station                  100%          147      Condominium-hotel units for
                                                   sale; construction to begin
                                                   spring 2001 with scheduled
                                                   completion winter 2002.

MOUNTAIN CREEK
Black Creek Sanctuary       100%          133      Townhomes for sale;
                                                   construction of Phase I (42
                                                   units) to begin fall 2000 with
                                                   scheduled completion summer
                                                   2001. Construction of Phase II
                                                   (42 units) to begin summer
                                                   2001 with scheduled completion
                                                   winter 2001. Construction of
                                                   Phase III (49 units) to begin
                                                   winter 2001 with scheduled
                                                   completion summer 2002.

  RESORT CLUB

     In 1993 Intrawest entered the vacation ownership business through its wholly owned subsidiary, Intrawest Resort Ownership Corporation ("IROC"). Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. IROC differs from traditional timeshare companies in that it offers equity ownership in a club through an innovative point-based membership system. This system provides members of the club with the flexibility to vacation in various club locations or at more than 1,600 international resorts which are part of an exchange program with Interval International, Inc. ("Interval International"). The flexibility of the point-based system, combined with a focus on a quality resort experience, is designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association, the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The Company believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its program to allow buyers through the Company's exchange agreements to exchange intervals with Interval International and Disney Vacation Club as well as at its own locations.

     The number of timeshare resorts throughout the world increased from 631 in 1981 to 5,160 at the end of 1998 with a total of 5 million owners worldwide. From 1987 timeshare sales grew by approximately 15% per year, reaching approximately $6.1 billion in total worldwide sales in 1998. A significant part of this success is attributable to the growth of timeshare exchanges which have increased owner flexibility. Exchange companies, such as Interval International, allow timeshare owners to turn the fixed asset of a particular week at a particular location into a tradeable commodity. Of the 5,160 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. The Company believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as The Walt Disney Company, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

     After constructing a club location, IROC transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Club Intrawest ("Resort Club"), a non-profit, non-stock corporation. In return, IROC receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, the Company has a direct exchange agreement with Disney Vacation Club which allows members of that club and the Resort Club to enjoy exchange privileges. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by IROC depending upon market conditions.

     A member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to IROC's right of first refusal to purchase such points.

     To date, the first two phases of the resort club locations at Blackcomb and Tremblant, comprising 85 and 34 units, respectively, have been completed, in addition to Panorama (4 units), Kauai, Hawaii (10 units) and Palm Desert, California (24 units). The quality and service levels of the Company's resort club locations have placed the Resort Club in Interval International's highest-rated group of worldwide destination resorts. IROC is entitled to sell approximately 5.7 million points in all phases of its projects when they are fully built. IROC is also a 50% partner in the planned 311-unit resort club location within a 36-hole municipally owned golf course community in Palm Desert, California. Developments in the final planning stage are Vancouver, British Columbia (28 units), Sandestin, Florida (65 units), Blue Mountain in Ontario (22 units), Stratton, Vermont (14 units) and Copper Mountain, Colorado (18 units). Through June 30, 2000, approximately 1.1 million points have been sold to over 8,000 members for approximately $95 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

COMPETITION

     The industries in which the Company operates are highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Company also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Company's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Company's skier visits have generally increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Company's resorts is dependent upon many diverse factors such as proximity to population centres, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

LEGAL AND REGULATORY MATTERS

     The Company currently and from time to time is involved in litigation in the ordinary course of its business. The Company does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of the Company's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Company maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                               NON-RESORT ASSETS

OVERVIEW

     In 1994 the Company determined that it would concentrate its business on its resort ownership and resort real estate development activities and would dispose of the Non-Resort Assets. Since that time, the Company has disposed of the majority of the Non-Resort Assets. At a meeting of shareholders of the Company held in March 1997, the shareholders approved the Share Capital Reorganization designed to separate the Non-Resort Assets from the rest of the Company's business. Under the Share Capital Reorganization, each existing Common Share was exchanged, on March 14, 1997, for one new Common Share and one NRP Share. The new Common Shares have the same attributes as the Common Shares which existed prior to the Share Capital Reorganization and the NRP Shares represented the net equity of the Non-Resort Assets as at December 31, 1996 (that is, the value of these assets less the liabilities of the non-resort related business operations of the Company). The book value of the net equity of the Non-Resort Assets as at December 31, 1996 was Cdn.$88.5 million or Cdn.$3.82 per NRP Share.

     The Company expects that the remaining Non-Resort Assets will be disposed of in an orderly manner, and the net cash flow from the Non-Resort Assets will be distributed to the holders of the NRP Shares, primarily by way of redemption, over the next two years. Any gains or losses generated by the disposition of Non-Resort Assets will be for the account of the NRP Shares only and will not affect the computation of earnings per Common Share.

     In November 1999 the Company's shareholders passed resolutions to reduce the redemption price of the NRP Shares from Cdn.$3.82 to Cdn.$2.65 per share and to permit the Company to purchase NRP Shares. During fiscal 2000 the Company used Cdn.$0.1 million to purchase 62,900 NRP Shares under the Company's normal course issuer bid at an average cost of Cdn.$1.74.

     The following redemptions have been made to date.

                                                           NUMBER OF NRP
                                                              SHARES       APPROXIMATE   REDEMPTION AMOUNT
DATE OF REDEMPTION                                           REDEEMED      PERCENTAGE      PER NRP SHARE
------------------                                         -------------   -----------   -----------------
                                                                               (%)             CDN.$
September 30, 1997.......................................    2,360,000          10             3.82
September 30, 1998.......................................    5,460,000          25             3.82
September 30, 1999.......................................    3,350,000          20             3.82
January 1, 2000..........................................    4,020,000          30             2.65
April 1, 2000............................................    1,876,000          20             2.65

     The Company has announced that it plans to redeem on October 1, 2000 1,200,000 of the NRP Shares at a redemption amount of Cdn.$2.65 per NRP Share. The number of NRP Shares to be redeemed on such date represents approximately 15% of the outstanding NRP Shares.

NON-RESORT PROPERTIES

     Set out below is a brief description of each of the Company's remaining non-resort properties.

     AIRCARE, GREATER VANCOUVER, BRITISH COLUMBIA. The Company holds a 50% interest in a partnership which owns 12 vehicle emission testing stations located in 10 Greater Vancouver municipalities. The partnership leases the testing stations to an operator which has a contract with the Greater Vancouver Regional District to provide vehicle emission tests. The contract, which expires on September 1, 2006, provides for annual rental payments to the partnership of Cdn.$2.75 million. At June 30, 2000, the book value of the Company's interest in the property and the related debt were Cdn.$7.6 million and Cdn.$6.5 million, respectively.

     GATEWAY, SURREY, BRITISH COLUMBIA. The Company holds a 50% interest in this property which comprises 4.5 acres of vacant land adjacent to the Gateway SkyTrain rapid transit station. The land, which is zoned for commercial purposes, can accommodate approximately 975,000 square feet of office development. The office leasing market in Surrey has slowed in the past few years with an increase in vacancy rates and a reduction in new development activity. In addition, the large size of the site limits the number of potential purchasers. As a result, at June 30, 1999, the Company's interest in this property was written down by Cdn.$3 million to Cdn.$7.1 million. There is no debt against this property. It may take 12 months or longer to realize on this property.

NON-RESORT RECEIVABLES

     Effective April 1, 1994, Intrawest sold to two partnerships (the "Partnerships") substantially all of the direct and indirect interests of the Company in its non-resort residential and industrial development properties in British Columbia and Washington State. Part of the consideration received by the Company for the bulk sale of non-resort properties to the Partnerships was a note receivable for Cdn.$31.7 million. The Company also provided the Partnerships with various credit facilities, including a Cdn.$7 million revolving line of credit and a non-revolving loan for Cdn.$1.8 million to fund costs in connection with a specific property. These loans earn interest at prime plus 2% per annum.

     The non-resort amounts receivable at June 30, 2000 comprised Cdn.$9.6 million from the Partnerships and Cdn.$0.4 million from other parties. The receivables from the Partnerships at such date included two major components:

     -- Cdn.$2,320,000 deferred purchase price; and

     -- Cdn.$6,971,000 revolving line of credit (maximum available
        Cdn.$7,000,000).

In addition, the Partnerships owed accrued interest and fees amounting to Cdn.$0.3 million at June 30, 2000.

     Effective September 30, 1999, the Company and the Partnerships agreed to modify the terms of repayment of the balance of the deferred purchase price and the credit facilities. Subsequent to the agreement Cdn.$11,040,000 of the deferred purchase price and the entire balance of the Cdn.$1.8 million non-revolving loan have been repaid to date. A repayment of Cdn.$1,000,000 of the deferred purchase price is required on January 31, 2001, subject to the right to defer such payment for up to six months. Availability under the line of credit will continue with a maximum borrowing limit of Cdn.$7 million until January 31, 2001. Thereafter the maximum limit will be reduced to

Cdn.$6 million until July 31, 2001 and thereafter to Cdn.$4 million until the availability terminates on January 31, 2002. The deferred purchase price will bear interest at 10% per annum payable semi-annually on the same dates as the principal repayments. Interest on the line of credit will be at prime plus 2% per annum payable monthly.

NON-RESORT LIABILITIES

     At June 30, 2000, the non-resort liabilities totaled Cdn.$7.3 million, Cdn.$6.5 million of which related to the AirCare property.

                                   EMPLOYEES

     The Company has approximately 4,800 year-round employees and 11,200 additional peak-season employees. Approximately 100 of Tremblant's and Mont Ste. Marie's year-round employees and over 90% of their additional peak-season employees are members of the unions Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant and Le Syndicat Des Travailleurs(euses) du Mont Ste. Marie. The current contracts with the unions expire on October 31, 2000 for Tremblant and December 7, 2002 for Mont Ste. Marie. None of the employees in Intrawest's other resorts are members of a union. The Company believes that its employee relations are good.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

FIVE YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                                        JUNE 30
                                                   --------------------------------------------------
                                                     2000       1999       1998       1997      1996
                                                   --------   --------   --------   --------   ------
BALANCE SHEET
  Total assets..................................   $1,717.4   $1,492.2   $  999.2   $  795.3    552.7
  Bank and other indebtedness...................      833.2      727.1      417.5      354.8    278.5
  Shareholders' equity..........................      511.3      538.5      445.2      360.8    212.9

                                                                  YEARS ENDED JUNE 30
                                                   --------------------------------------------------
                                                     2000       1999       1998       1997      1996
                                                   --------   --------   --------   --------   ------
REVENUE AND EARNINGS
  Total revenue.................................   $  815.3   $  609.6   $  424.4   $  284.7   $208.1
  Cash flow from continuing operations..........      122.5       90.6       67.9       42.3     26.3
  Income from continuing operations.............       52.1       38.6       30.3       20.7     14.4
  Results of discontinued operations............       (0.1)      (4.6)      (1.4)      (0.9)    (1.5)
  Net income....................................       52.0       34.1       28.9       19.8     12.9
PER COMMON SHARE
  Income from continuing operations.............   $   1.20   $   0.96   $   0.88   $   0.74   $ 0.63
  Net income....................................       1.20       0.96       0.88       0.77     0.56
  Dividends.....................................       0.11       0.11       0.11       0.12     0.12

QUARTERLY SUMMARY
(in millions of dollars except per share amounts)

                                              2000                                    1999
                              -------------------------------------   -------------------------------------
                                            QUARTERS                                QUARTERS
                              -------------------------------------   -------------------------------------
                                1ST       2ND       3RD       4TH       1ST       2ND       3RD       4TH
                              -------   -------   -------   -------   -------   -------   -------   -------
Total revenue...............  $125.7    $146.1    $308.1    $235.4    $ 83.7    $100.8    $258.6    $   166.6
Cash provided by continuing
  operating activities......    (7.8)    (36.5)     75.9      31.0     (10.5)    (52.0)     74.8          1.7
Income (loss) from
  continuing operations.....    (3.2)      4.3      47.7       3.3      (1.7)      1.9      35.9          2.6
Results of discontinued
  operations................     0.2      (0.2)      0.5      (0.6)      0.2      (0.1)      0.0         (4.6)
Net income (loss)...........    (3.0)      4.1      48.1       2.7      (1.6)      1.8      35.9         (2.0)
Per Common Share:
  Income (loss) from
     continuing
     operations.............    (0.07)     0.10      1.10      0.08     (0.04)     0.05      0.90         0.06
  Net income (loss).........    (0.07)     0.10      1.10      0.08     (0.04)     0.05      0.90         0.06

SEGMENTED INFORMATION
(in thousands of dollars)

                                                                   YEARS ENDED JUNE 30
                                                                --------------------------
                                                                   2000            1999
                                                                ----------      ----------
INDUSTRY SEGMENTS
Revenue
  Ski and resort............................................    $  394,630      $  340,205
  Real estate...............................................       348,360         221,235
  Warm-weather..............................................        57,511          42,320
  Corporate and all other...................................        14,782           5,865
                                                                ----------      ----------
                                                                $  815,283      $  609,625
                                                                ==========      ==========
Operating income before interest, depreciation and
  amortization, and income taxes
  Ski and resort............................................    $   85,136      $   75,947
  Real estate...............................................        62,874          43,865
  Warm-weather..............................................         8,552           5,637
  Corporate and all other...................................        14,782           5,865
                                                                ----------      ----------
                                                                   171,344         131,314
Less:
  Interest..................................................       (35,217)        (24,813)
  Depreciation and amortization.............................       (51,399)        (40,199)
  General and administrative................................        (7,985)         (7,384)
                                                                ----------      ----------
                                                                   (94,601)        (72,396)
                                                                ----------      ----------
                                                                $   76,743      $   58,918
                                                                ==========      ==========

                                                                   YEARS ENDED JUNE 30
                                                                --------------------------
                                                                   2000            1999
                                                                ----------      ----------
Segment assets (at period-end)
  Ski and resort............................................    $  696,406      $  633,487
  Real estate...............................................       578,915         460,903
  Warm-weather..............................................       104,153          84,618
  Corporate and all other...................................       321,081         266,655
  Discontinued operations...................................        16,800          46,521
                                                                ----------      ----------
                                                                $1,717,355      $1,492,184
                                                                ==========      ==========
Capital acquisitions
  Ski and resort............................................    $  103,303      $  138,660
  Real estate...............................................            --           3,858
  Warm-weather..............................................        15,311           5,535
  Corporate and all other...................................         6,501           5,476
                                                                ----------      ----------
                                                                $  125,115      $  153,529
                                                                ==========      ==========
GEOGRAPHIC INFORMATION
Revenue
  Canada....................................................    $  336,320      $  260,415
  United States.............................................       478,963         349,210
                                                                ----------      ----------
                                                                $  815,283      $  609,625
                                                                ==========      ==========
Operating income before income taxes, non-controlling
  interest and results of discontinued operations
  Canada....................................................    $   52,520      $   40,718
  United States.............................................        24,223          18,200
                                                                ----------      ----------
                                                                $   76,743      $   58,918
                                                                ==========      ==========
Identifiable assets (at period-end)
  Canada....................................................    $  777,762      $  658,714
  United States.............................................       922,793         786,949
  Discontinued operations...................................        16,800          46,521
                                                                ----------      ----------
                                                                $1,717,355      $1,492,184
                                                                ==========      ==========

DIVIDEND POLICY

     Since 1991 the Company has paid regular, semi-annual dividends of Cdn.$0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of the Company's board of directors and will be subject to the Company's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Company's board of directors.

     The indentures governing the Company's U.S. notes impose certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Company, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from specified dates.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the operating results and financial position of Intrawest should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

KEY FINANCIAL OBJECTIVES

     Over the past few years the Company has been acquiring and expanding its portfolio of assets and the focus has now changed from building the platform for future growth, to improving returns on the existing asset base. Fiscal 2000 was a transition year. Only one small acquisition was made -- Swaneset, a golf and country club in metropolitan Vancouver. Capital expenditures were reduced by approximately 18% from last year and they will decline further in the future. On the real estate side of the business, the marketability of all of the Company's properties has now been proven with successful first-time sales launches during the year at Blue Mountain, Sandestin and Squaw Valley. The pace of investment in infrastructure is expected to decline over the next 24 months as the villages at the Company's resorts reach greater maturity.

     The Company's key financial objectives over the next few years are clearly defined.

     -  Maintain earnings per share growth of at least 20% per annum.

     - As resort villages are built out, increase operating profit margins as Intrawest's resort model takes effect.

     -  Focus on increasing free cash flow and maximizing returns on capital.

     - Combine the capital of other parties with in-house expertise to carry out new business opportunities.

     - Maintain a conservative risk profile in both the operations and real estate businesses.

     - Sell non-core assets and redeploy capital in more profitable or higher-returning businesses.

CHANGE IN REPORTING CURRENCY

     At the beginning of fiscal 2000, the Company changed its reporting currency from Canadian to U.S. dollars. This change was made in response to the recent growth in the Company's U.S. asset and revenue base (more than 60% of both assets and revenue was expected to be U.S.-based in fiscal 2000), the Company's increasing profile in the U.S. investment community and the Company's desire to gain closer comparability with other publicly traded leisure companies. UNLESS OTHERWISE STATED, ALL DOLLAR AMOUNTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS AND IN THE CONSOLIDATED FINANCIAL STATEMENTS THAT FOLLOW IT ARE IN U.S. DOLLARS.

OPERATING HIGHLIGHTS

     The operating highlights for the year include:

     - A 33.7% increase in total revenue from $609.6 million to $815.3 million, with ski and resort revenue increasing 18.2% and real estate sales revenue increasing 58.2%.

     - A 34.9% increase in income from continuing operations to $52.1 million and a 25.0% increase in income per share from continuing operations to $1.20. The per share amount reflects a 7.8% increase in the weighted average number of shares outstanding in 2000.

     - A 14.8% increase in operating profit from ski and resort operations and a 44.3% increase in operating profit from real estate sales.

     - A 28.4% increase in Total Company EBITDA from $128.8 million to $165.4 million. Total Company EBITDA is computed as income before interest (including previously capitalized interest in real estate cost of sales), taxes, non-controlling interest, depreciation and amortization. It is not a term that has an established meaning under generally accepted accounting principles; however, management believes it is an important measure of operating performance.

REVIEW OF SKI AND RESORT OPERATIONS

     The following table highlights the results of the ski and resort operations business.

                                                                2000         1999       CHANGE
                                                              ---------    ---------    ------
Skier visits(1).............................................  5,694,000    5,791,000    (1.7%)
Revenue ($millions).........................................      452.1        382.5    18.2%
EBITDA ($millions)..........................................       93.7         81.6    14.8%
Margin......................................................      20.7%        21.3%

---------------

(1) All resorts are at 100% except Mammoth at 59% and Blue Mountain at 50%.

     Revenue from ski and resort operations increased 18.2% from $382.5 million in 1999 to $452.1 million in 2000. Revenue from mountain resorts increased 16.0% from $340.2 million to $394.6 million while revenue from warm-weather resorts increased 35.9% from $42.3 million to $57.5 million.

  MOUNTAIN RESORTS

     The $54.4 million increase in mountain resort revenue was due to:

                                                              ($MILLIONS)
Timing of acquisitions in 1999..............................     $17.2
Reduction in skier visits...................................      (7.6)
Increase in revenue per skier visit.........................      36.5
Increase in non-skier visit revenue.........................       8.3
                                                                 -----
                                                                 $54.4
                                                                 =====

     The Company acquired its 50% interest in Blue Mountain and its 45% interest in Alpine in the third quarter of 1999. Intrawest Vacations was purchased in the fourth quarter of 1999 and contributed no revenue in that year. The impact of including a full year of revenue for these businesses in 2000 versus a partial year of revenue in 1999 was $17.2 million.

     Skier visits decreased 1.7% from 5,791,000 in 1999 to 5,694,000 in 2000.
Skier visits declined 0.4% at the Company's Canadian resorts and 3.3% at its U.S. resorts. Weaker than expected millennium bookings and fears over possible repercussions from the Y2K problem impacted business across the entire travel sector during the important Christmas/New Year period and into January. The 1999/2000 winter season was also generally a difficult one for weather. In the northeast, the season started slowly and ended prematurely due to unusually warm weather, and the late timing of Easter impacted skier visits further in that region. Lack of snow at the start of the season in Colorado and California reduced skier visits at Copper and Mammoth. Mammoth had purchased skier visit insurance and collected $0.7 million under the policy. Skier visits at Copper were also impacted by construction of the central four buildings in the new village. Only Whistler/Blackcomb, Panorama and Snowshoe showed an increase in skier visits over 1999 with each resort registering all-time record skier visits. The impact of the reduction in skier visits in 2000 was estimated to decrease mountain resort revenue by $7.6 million.

     Revenue per skier visit increased 12.1% from $51.89 in 1999 to $58.19 in 2000. Revenue per skier visit increased at every one of the Company's resorts ranging from 7% at Copper, Snowshoe and Mammoth to 32% at Mountain Creek. Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources includes retail and rental stores, lodging, ski school and food services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price sensitive), and the amount of discounting of full-price tickets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

     The Company's strategy at all of its resorts is to offer the highest quality product within its market area at a premium ticket price. In addition, the strong competitive position of each of the Company's resorts, created by the resort villages and the significant capital investments that have been made over the past few years, helps to attract destination visitors and reduces reliance on discounts to attract local visitors in favor of committed regional visitors. During 2000 the Company moved to a variable pricing policy at most of its resorts, adjusting ticket prices depending on peak or non-peak season and holidays. The effective ticket price (i.e., total ticket revenue divided by total skier visits) across all of the Company's resorts was 11.1% higher in 2000 than in 1999. On average, ticket prices increased by 3.3% and the balance of the increase in effective ticket price in 2000 was due to ticket mix and yield management. The impact of these factors was to increase revenue by $15.8 million.

     Revenue per visit from non-ticket sources increased 13.3% in 2000. The strongest performance was in retail and rental, which increased 18.2% mainly because of new or renovated stores at Whistler/Blackcomb (including the acquisition of two Westbeach stores), Tremblant and Snowshoe. Lodging and property management revenue per visit increased 15.6% due both to growth in the inventory of managed properties and to yield improvements. The construction completion of several condo-hotel properties in advance of the ski season increased the available room inventory by 9.3% and revenue per available room (REVPAR) increased by 7.6% across the mountain resorts. Revenue per visit from food and beverage increased 8.2% with improvements at Whistler/Blackcomb, Mountain Creek and Mammoth being partially offset by declines at Tremblant and Snowshoe. The overall impact of increases in revenue per visit from non-ticket sources was to increase revenue by $20.7 million.

     For the purposes of this analysis, non-skier visit revenue comprises revenue from golf and other summer activities and revenue from businesses such as Alpine and Breeze which do not have skier visits. During 2000 the Company opened new golf courses at Mammoth and Panorama and revenue from existing mountain resort courses increased 20.4% compared with 1999. Revenue from other summer activities also increased at each of the mountain resorts as the Company's strategy to grow its revenue through all four seasons began to show positive results. Alpine experienced a strong winter season with year-over-year revenue growth of 11.1% while revenue at Breeze was approximately the same in 2000 as 1999 due primarily to weather factors in Colorado and to a significant decline in destination visitors to that state. Overall non-skier visit revenue increased by $8.3 million in 2000.

  WARM-WEATHER RESORTS

     The $15.2 million increase in warm-weather resort revenue in 2000 was due to the acquisition of Swaneset, which added $3.9 million of revenue, and to increased revenue at both Sandestin and Raven. Revenue at Sandestin increased 32.9% with significant improvements in lodging, golf, and food and beverage revenue. A re-focused marketing program initiated last year resulted in a 16.5% increase in occupied room nights in 2000. This higher occupancy and the completion of the fourth golf course during the year generated a 58.9% increase in golf revenue. Revenue at Raven increased 6.9% in 2000. The number of rounds played was approximately the same in both years, with revenue per round higher in 2000.

     The factors described above changed the composition of ski and resort operations revenue as follows:

                                               2000                      1999
                                      -----------------------   -----------------------    INCREASE    PERCENTAGE
                                       REVENUE     PROPORTION    REVENUE     PROPORTION   IN REVENUE    INCREASE
                                      ----------   ----------   ----------   ----------   ----------   ----------
                                      (MILLIONS)      (%)       (MILLIONS)      (%)       (MILLIONS)      (%)
Mountain operations.................    $177.1        39.2        $155.6        40.7        $21.5         13.8
Retail and rental shops.............      72.8        16.1          65.0        17.0          7.8         12.0
Food and beverage...................      60.1        13.3          54.8        14.3          5.3          9.7
Lodging and property management.....      53.5        11.8          38.4        10.0         15.1         39.3
Ski school..........................      25.8         5.7          22.2         5.8          3.6         16.2
Golf................................      30.9         6.8          21.3         5.6          9.6         45.1
Other...............................      31.9         7.1          25.2         6.6          6.7         26.6
                                        ------       -----        ------       -----        -----         ----
                                        $452.1       100.0        $382.5       100.0        $69.6         18.2
                                        ======       =====        ======       =====        =====         ====

     Since 1995 the proportion of revenue from mountain operations (i.e. lift tickets and heli-skiing) has fallen from 52.6% to 39.2%. This trend is likely to continue as the resort villages are built out, expanding the inventory of lodging units and changing the customer mix in favor of destination visitors who spend more on retail and rental, ski school, and food and beverage.

     Ski and resort operations expenses increased from $300.9 million in 1999 to $358.5 million in 2000, in line with the increase in ski and resort operations revenue. EBITDA from ski and resort operations increased 14.8% from $81.6 million in 1999 to $93.7 million in 2000. The EBITDA margin was 20.7% in 2000 compared with 21.3% in 1999. The margin in 2000 was impacted by the weaker-than-expected millennium bookings and by the difficult weather conditions, which necessitated constant rebuilding of the snow base. Not only were visits reduced during the normally high-margin Christmas period, but the mix of visits was changed with relatively fewer destination visitors because people were not travelling. A significant decline in destination visitors to Colorado (mainly because of below-average snow conditions for the past two seasons) reduced EBITDA from Breeze. The moderate decline in EBITDA margin at the mountain resorts was partially offset by an increased margin at the warm-weather resorts from 13.2% in 1999 to 16.0% in 2000. The Company expects margins going forward to increase at both the mountain resorts and the warm-weather resorts as its villages mature, driving higher mid-week destination visits, and as it takes further advantage of economies of scale.

REVIEW OF RESORT REAL ESTATE OPERATIONS

     The following table highlights the results of the real estate business.

                                                                2000     1999     CHANGE
                                                                -----    -----    ------
Units delivered.............................................    1,317    1,126    17.0%
Revenue ($millions).........................................    341.5    215.9    58.2%
Operating profit ($millions)................................     59.6     41.3    44.3%
Margin......................................................    17.5%    19.1%

     Revenue from the sale of real estate increased 58.2% from $215.9 million in 1999 to $341.5 million in 2000. The increase was due to volume and price increases in the traditional real estate business and to significantly higher revenue in the resort club (timeshare) business. Real estate revenue increased 8.0% at the Company's Canadian resorts and 84.6% at its U.S. resorts.

     A total of 443 units were delivered at the Company's Canadian resorts in 2000 compared with 496 units last year. The average price per unit increased 20.9% from Cdn.$237,000 in 1999 to Cdn.$286,000 in 2000 due to the mix of
resorts and product types. Comparatively more units were delivered at higher-priced Whistler/Blackcomb and comparatively less at Tremblant and Panorama in 2000 than in 1999. Furthermore the Company delivered more than twice as many townhouses and 43% fewer condo-hotel units in 2000 than in 1999. Condo-hotel units typically have a higher price per square foot than townhouses but a lower absolute price because of their smaller size.

     The Company delivered 874 units at its U.S. resorts in 2000 compared with 630 units in 1999. Solitude and Three Peaks closed units for the first time in 2000 and significantly more units were closed at Copper and Mammoth than in 1999. The average price per unit was $285,000 in 2000 (after adjusting the number of units for the impact of joint ventures at Keystone and Sandestin), up from $267,000 in 1999. The mix of product types at U.S. resorts was similar in 2000 and 1999, approximately 70% condo-hotel, 10% townhouse and 20% single-family lots.

     The Resort Club generated $29.2 million in sales revenue in 2000, up 87.2% from $15.6 million in 1999. The opening of the new club location at Palm Desert, California accounted for 22.6% of this increase. The balance of the increase was attributable to a 42.7% increase in the number of points sold at the Blackcomb and Tremblant club locations and two price increases during the year totaling approximately 10%. The significant improvement in sales at Blackcomb and Tremblant was due to the implementation of a variable pricing policy and changes within the sales and marketing organization. These changes included the establishment of a 100-seat call centre in Vancouver and a special team to handle referral and add-on point sales to existing members. Revenue from member referrals and add-on points increased 40% in 2000 to $2.6 million reflecting high member satisfaction and growing acceptance of the Resort Club's unique points system.

     Standard real estate accounting practice requires that all costs in connection with the development of real estate be capitalized to properties under development and then expensed in the period when the properties are delivered and the revenue is recognized. Such costs include general and administrative costs of personnel directly involved in the development, construction and sale of real estate as well as interest on specific real estate debt and on the portion of general corporate debt used to fund real estate development expenditures. The amount of capitalized real estate costs has increased proportionately with the ramp-up in real estate production from approximately 500 units per year in 1996 to approximately 1,500 in 2000.

     Operating profit from resort real estate sales increased 44.3% from $41.3 million in 1999 to $59.6 million in 2000. The profit margin was 17.5% in 2000 compared with 19.1% in 1999. The decline in margin in 2000 was due mainly to the mix of resorts and particularly the maturity of their villages. Normally margins are lower in the early years of development of a resort. There are a number of reasons for this.

     - Land and infrastructure costs are estimated for the entire build-out of a resort and the resulting total cost is allocated to projects on the basis of buildable area. The land and infrastructure cost per buildable square foot is therefore relatively fixed for all the developable units at a resort. Since sales prices escalate over time, margins rise as villages mature.

     - As the resort is built out, supply and demand factors tend to increase sales prices faster than project costs. In addition, enhancements to the resort during build-out (e.g., capital improvements on the mountain or reaching critical mass in the village) will increase demand for (and therefore the prices of) real estate.

     Intrawest's historical real estate experience at Blackcomb, Tremblant and Keystone confirms this trend. At Tremblant, for example, margins realized on the first two condo-hotel projects built in the village in 1993 and 1994 were approximately half the margins on later and current condo-hotel projects.

     The first condo-hotel projects in the new villages at Copper, Mammoth and Solitude completed construction during 2000. The villages at each of these resorts are in the early stage of development. Sales at these resorts accounted for 32.4% of the Company's total real estate sales in 2000 (compared with 6.6% in 1999) and the margin on these sales was 14.2%. This compares with an average margin of 22.4% in 2000 at Whistler/Blackcomb, Tremblant and Keystone.

     As of August 31, 2000, the Company had pre-sold 1,158 units for approximately $390 million which it expects to close in fiscal 2001 and a further 425 units for approximately $190 million due to close in fiscal 2002. Intrawest follows a conservative accounting policy for real estate sales whereby it does not recognize any revenue until title to a completed unit has been transferred to a purchaser and the Company has received the full cash proceeds. The Company's strategy of pre-selling real estate projects before the start of construction reduces market risk and helps to maintain margins since sales concessions are not required and holding costs are more readily determinable. Furthermore, pre-selling real estate increases the predictability of real estate earnings.

  RENTAL PROPERTIES

     The majority of the condo-hotel projects the Company develops contain ground-level retail space which is either leased to third-party operators or used by the Company for its own sports shops. At June 30, 2000, the Company owned 341,000 square feet of commercial space compared with 310,000 square feet at the end of the previous year. Rental revenue derived from third party operators increased from $5.4 million in 1999 to $6.9 million in 2000. The increase was due to additional leasing from recently completed condo-hotel properties at Tremblant, Keystone and Snowshoe. Operating profit from rental properties increased from $2.6 million in 1999 to $3.3 million in 2000, in line with the increase in rental revenue.

REVIEW OF CORPORATE OPERATIONS

  INTEREST AND OTHER INCOME

     Interest and other income increased from $3.7 million in 1999 to $12.4 million in 2000. During 2000 the Company sold its investment in a property management business in Whistler/Blackcomb and recorded a gain of $5.2 million. The Company offers central reservations to many hotel and rental management partners at Whistler/Blackcomb through its division Resort Reservations Whistler, and ownership of a property management company was no longer considered necessary to the Company's success in the resort. The balance of the increase in interest and other income was due mainly to higher fee income and miscellaneous gains.

     The Company's investment in Compagnie des Alpes generated $2.3 million of earnings in 2000 compared with $2.1 million in 1999. Compagnie des Alpes experienced record revenues and profits during 2000.

  INTEREST COSTS

     The Company incurred total interest costs of $66.4 million in 2000 compared with $50.6 million in 1999. Interest on the $135 million debentures issued in January 2000 along with a full year of interest on the $200 million debentures issued in 1999 accounted for $11.2 million of the increase. Proceeds from the $135 million debentures were initially used to reduce the Company's revolving credit facility, a portion of which was subsequently redrawn and invested in the extensive real estate development program. The balance of the change in interest costs was mainly due to increased construction financing.

     Interest incurred is either capitalized to real estate properties and resort assets under development or charged to income. Interest capitalized to real estate assets is subsequently expensed (as a component of real estate costs) in the period when those properties are delivered. During 2000 $46.6 million of interest incurred was charged to income -- $35.2 million as interest expense, $10.9 million as a component of real estate costs, and $0.5 million in discontinued operations. By comparison, in 1999 a total of $31.7 million of interest incurred was charged to income. In addition, real estate costs for 2000 and 1999 included $5.9 million and $4.8 million, respectively, of interest that was incurred and capitalized to properties in prior years, principally 1999.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased from $40.2 million in 1999 to $51.4 million in 2000. A full year of depreciation expense for the resorts and businesses acquired part way through 1999 accounted for $1.7 million of the increase and the balance of the increase was due mainly to depreciation of capital expenditures made at the resorts during 2000. Capital expenditures are planned to decline by 20-25% in 2001 and 2002 and as a result the growth in depreciation and amortization will flatten out in the future.

  GENERAL AND ADMINISTRATIVE COSTS

     All general and administrative costs incurred by the resorts are included in ski and resort operation expenses. Similarly, general and administrative costs incurred in the development of real estate are initially capitalized to properties, and then expensed to real estate costs in the period when the properties are delivered. Corporate general and administrative costs, which mainly comprise certain executive employee costs, public company costs, audit and legal fees, and capital taxes, increased from $7.4 million in 1999 to $8.0 million in 2000. As a percentage of revenues, corporate general and administrative costs declined from 1.2% in 1999 to 1.0% in 2000. The Company continually reviews its overhead costs and has instituted procedures to reduce or eliminate costs where appropriate.

  INCOME TAXES

     The Company provided for income taxes of $15.4 million in 2000 compared with $13.5 million in 1999. This equates to an effective tax rate of 20.1% in 2000, down from 22.9% in 1999. The lower rate was due mainly to a change in the Company's policy of accounting for income taxes.

     The Canadian Institute of Chartered Accountants has changed the accounting standard related to income taxes from the deferred method to the asset and liability method. The differences between the two methods are explained in note 1(n) to the Consolidated Financial Statements. The adoption of the asset and liability method brings generally accepted accounting principles (GAAP) in Canada closer to GAAP in the United States.

     The Company adopted the new standard retroactively to July 1, 1999 without restating the financial statements of any prior year. Due to the number of acquisitions that the Company has made over the past few years, the impact of the change on the Company's balance sheet was significant. The cumulative effect of differences between the accounting and tax bases of assets and liabilities, amounting to $57.5 million at July 1, 1999, was charged against retained earnings in 2000 with a corresponding increase mainly to future income taxes payable. The benefit of this charge to retained earnings will be felt in future years (as well as in 2000) through a somewhat lower income tax expense.

  NON-CONTROLLING INTEREST

     The Company has a 23% limited partner in the two partnerships which own Whistler/Blackcomb and there is a 5% non-controlling interest in Sandestin. The results of all three entities are fully consolidated into the Company's financial statements with the outside partner's share of earnings shown as non-controlling interest. Non-controlling interest increased from $6.8 million in 1999 to $9.3 million in 2000. Approximately half of the increase was due to the gain on sale of the property management business referred to above in "Interest and Other Income" and the balance was due to increased operations and real estate earnings at both Whistler/Blackcomb and Sandestin.

DISCONTINUED OPERATIONS

     The consolidated financial statements disclose the results of the Company's non-resort business as discontinued operations. The discontinued operations incurred a loss of $0.1 million in 2000 compared with a loss of $4.6 million (including $3.5 million of property write-downs) in 1999. During 2000 the Company sold $11.2 million of non-resort properties including Whitemud Crossing Shopping Centre in Edmonton and the remaining units in the Coach Hill project in Calgary.

     At June 30, 2000, the Company had $16.8 million of remaining non-resort assets, mainly comprising two properties -- the AirCare vehicle emission testing centres and the Gateway commercial land site -- and a receivable of $6.4 million related to an earlier sale of non-resort properties (see note 19 to the Consolidated Financial Statements). The liquidation of these remaining non-resort assets has no impact on the common shareholders. The net income or loss generated by the non-resort assets accrues to the holders of the non-resort preferred ("NRP") shares and the net cash flow from these assets can only be used to redeem NRP shares. During 2000 the Company used $19.5 million to redeem 9,246,000 NRP shares and a further $0.1 million to purchase 62,900 NRP shares under the Company's normal course issuer bid at an average cost of Cdn.$1.74.

     Up to June 30, 1999, the results of discontinued operations were included in retained earnings. During 2000 the Company's shareholders passed a resolution to reduce the redemption price of the NRP shares from Cdn.$3.82 to Cdn.$2.65 per share. As a result, the cumulative loss from discontinued operations since the creation of the NRP shares, amounting to $7.6 million, was charged against NRP share capital and retained earnings was increased by the same amount.

LIQUIDITY AND CAPITAL RESOURCES

  ANALYSIS OF CASH FLOWS

     Intrawest generally funds its operating and capital requirements from cash flow from operations, bank and other indebtedness, and equity issues. Since 1996 the Company has been acquiring and upgrading its portfolio of resorts and ramping up its production of real estate units, and although cash flow from operations grew at an average annual rate of 47.5%, it has been insufficient to fund the Company's growth. During this period approximately one-quarter of the $1.2 billion increase in total assets has been funded by cash flow from operations and the balance from debt, equity and other sources. This trend is now changing and in 2000 only $70.9 million of net new financing was required to fund the Company's growth compared with $341.4 million in 1999.

     The major sources and uses of cash in 2000 and 1999 were as follows.

                                                               2000      1999     CHANGE
                                                              ------    ------    ------
                                                                     ($MILLIONS)
Cash flow from continuing operations........................   122.5      90.6      31.9
Net new investment in real estate properties developed for
  sale......................................................   (83.4)    (86.9)      3.5
Expenditures on acquisitions................................   (19.3)   (181.8)    162.5
Expenditures on resort operations improvements..............  (118.6)   (144.2)     25.6
Other net receipts (expenditures)...........................    24.4     (16.4)     40.8
                                                              ------    ------    ------
Net cash outflows before financing inflows..................   (74.4)   (338.7)    264.3
Net proceeds from financing.................................    70.9     341.4    (270.5)
                                                              ------    ------    ------
Increase (decrease) in cash.................................    (3.5)      2.7      (6.2)
                                                              ======    ======    ======

     In 2000 $122.5 million of cash flow was provided by continuing operations compared with $90.6 million in 1999. Cash flow from continuing operations comprises income from continuing operations adjusted for non-cash items, such as depreciation and amortization, and future income taxes. The components of, and year-over-year changes in, cash flow from continuing operations have been discussed earlier in the review of operations.

     In the past few fiscal years the real estate business has been a net user of cash. In 2000 the Company spent $365.2 million on developing real estate properties and recovered $281.8 million of development costs from sales of properties, resulting in a net new investment in real estate properties of $83.4 million. This compares with a net new investment of $86.9 million in 1999. There are two main reasons why the real estate business has required net new investment. First, significant amounts have been expended on up-front infrastructure costs and second, the production of units has increased every year as development activity has taken place at recently acquired resorts.

     Since 1996 the number of real estate units under construction each year has increased at an average annual rate of approximately 30%. During this period the first projects were built and sold at Stratton, Snowshoe, Copper, Mammoth, Sandestin and Solitude. The ramp-up in the production of real estate units is expected to continue in 2001, 2002 and 2003 as more units are built at these resorts and units are built for the first time at Blue Mountain,

Squaw Valley, Mountain Creek and the recently announced Les Arcs and Lake Las Vegas properties. Between 2000 and 2003 it is expected that the annual production of units will increase by approximately 15% each year and then level off at about 2,100 units per year.

     During the ramp-up stage, as production increases from 1,500 units per year to 2,100 units, it is likely that the Company's net new investment in real estate properties will increase. To some extent this will be offset by a decline in annual expenditures on infrastructure costs starting in 2002. When the increase in production levels off, the real estate business will become a significant generator of cash.

     In 1999 the Company announced that it planned to spend less on acquisitions and capital improvements and focus on increasing returns from existing assets. The acquisition of Swaneset and buying out the Company's partner in the Lodestar lands at Mammoth used $19.3 million of cash in 2000. By comparison, in 1999 the Company invested a total of $181.8 million in new resorts and businesses, including Sandestin, Raven, Breeze, Alpine and Blue Mountain. Capital expenditures on ski and resort assets used $118.6 million of cash flow in 2000, down 17.8% from 1999. The Company estimates that it will make capital expenditures at its mountain and warm-weather resorts totaling approximately $90 million in fiscal 2001, comprising approximately $23 million of maintenance capital and $67 million of expansion capital. The expansion capital requirements are being driven mainly by the development of the villages at the Company's resorts. For example, planned expenditures for 2001 include $15 million to build out the retail store space in the base of new condo-hotels and $7 million for village infrastructure. Approximately $15 million of capital has been allocated to upgrading and enhancing information technology systems, including building e-commerce distribution and marketing capability and standardizing both customer interactive and back-of-the-house systems across resorts.

     The Company expects to fund its real estate development and expenditures on resort operations improvements from cash flow from operations, construction financing and available lines of credit. It does not foresee a requirement to raise additional equity capital. Cash is also expected to be provided by the sale of certain non-core assets.

  ANALYSIS OF DEBT

     At June 30, 2000, total debt amounted to $833.2 million, an increase of $106.1 million from June 30, 1999. During the year the Company issued $135 million of 10.5% senior unsecured debentures due 2010. The proceeds were principally used to repay the Company's revolving credit facility. Since December 1997 the Company has issued $419.5 million of unsecured debentures in the public market. At year-end, this type of financing constituted 52.2% of total debt compared with 41.6% at the end of the previous year. The Company expects to continue to raise debt at the corporate level and to reduce its secured debt at the subsidiary level.

     At June 30, 2000, 35.5% of total debt bore interest at floating rates, down from 43.3% at June 30, 1999. Intrawest has developed a hedging policy to manage its interest rate risk. Interim financing for real estate construction is normally arranged on a floating rate basis. Since the Company pre-sells its projects and mainly develops wood-frame buildings with a construction period of 9 to 18 months, exposure to higher interest rates on construction financing is not significant. Debt on defined-income stream properties (for example, commercial rental properties) is normally arranged on a longer-term, fixed-rate basis with the objective of matching the financing with the duration characteristics of the property. It is also the Company's policy to fix the interest on at least 50% of its general corporate and ski and resort operations debt, although a lower proportion may be hedged temporarily in anticipation of a refinancing. At year-end, 29.8% of such debt bore interest at floating rates. A 1% change in the rate of interest on this debt would impact annual earnings by approximately $2.1 million before income taxes.

     The Company has various operating lines of credit totaling approximately $230 million, of which $61.4 million was drawn at June 30, 2000. These lines of credit are available to fund seasonal cash requirements and capital expenditures at the resorts, real estate development activity, and for general corporate purposes. In addition, the Company has three revolving credit facilities totaling approximately $185 million available for real estate construction, of which $87.6 million was drawn at June 30, 2000. Real estate projects must meet certain conditions (including pre-sales thresholds) in order to qualify for funding under these facilities. Once the conditions are satisfied, up to 85% of costs will be funded.

BUSINESS RISKS

     Intrawest is subject to various risks and uncertainties that can cause volatility in its earnings. The Company's resort operations and resort real estate businesses are managed to deal with risks that are common to most companies, i.e., the risks of severe economic downturn, competition and currency fluctuations, and the more industry-specific risks of unfavorable weather conditions, seasonality of operations and construction overruns.

  ECONOMIC DOWNTURN

     A severe economic downturn could reduce spending on resort vacations and weaken sales of recreational real estate. Although leisure and travel are discretionary activities that one might expect to be impacted by a significant economic slowdown, Intrawest's operating results have not historically shown this to be the case. Since the Company acquired Blackcomb in 1986, cash flow has increased every year at that resort despite widely varying economic conditions. Blackcomb, as well as Intrawest's other resorts, attracts customers who have incomes well above the national average and are therefore less likely to have their vacation plans impacted by an economic recession. In addition, Intrawest's resorts draw their visitors from a wide variety of locations and this diversity shelters these resorts somewhat from regional economic conditions. Real estate developers face two major risks from an economic downturn: land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability, or worse, loan defaults and foreclosure. Intrawest has reduced its land risk by acquiring land at low cost with the purchase of a resort or by securing land through options and joint ventures. The extensive land holdings at Tremblant, Stratton, Snowshoe, Mountain Creek and Panorama were all low-cost acquisitions with the resort. At Blackcomb and Squaw Valley and the recently announced developments at Lake Las Vegas and Les Arcs, the Company secured its land holdings through a series of rolling options rather than outright purchases. Options are exercised for specific project sites only when permits are in place and construction is set to start. Similarly, at Whistler the land acquisition financing is repaid when building permits are issued, subject to minimum annual repayments. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold and construction financing is repaid.

     Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. Intrawest has mitigated this risk by pre-selling a significant portion of its units prior to commencement of, and during, construction. At June 30, 2000, the Company had 141 unsold units in its resort real estate inventory (representing 10.7% of the units delivered in 2000) and 80% of the approximately 1,500 resort units under construction on that date were pre-sold. Purchasers are required to make a significant non-refundable deposit (generally in the range of $50,000-$60,000) prior to construction completion which has historically ensured that rescissions have been kept to an extremely low level. Furthermore, the Company generally has sufficient pre-sales in place to cover its construction and other real estate debt by 1.5 to 2 times. In the event of a severe economic downturn in the real estate business, the Company could complete construction of its pre-sold units, transfer title to purchasers and repay all of its real estate financing.

  COMPETITION

     The mountain resort industry has significant barriers to entry (e.g., very high start-up costs and significant environmental hurdles) that prevent new resorts from being created. Competition therefore is essentially confined to existing resorts. Intrawest's resorts compete for destination visitors with other mountain resorts in Canada, the United States, Europe and Japan, and with other leisure industry companies, such as cruise lines. They also compete for day skiers with other ski areas within each resort's local market area. Skier visits in North America have been relatively flat over the past ten years, which has increased competition between resort owners. The Company's strategy is to acquire resorts that have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and to enhance those advantages by investing in capital improvements on the mountain. Since 1997 the Company has invested a total of $390.8 million in such capital improvements. The Company's principal strength compared with its industry competitors is its ability to combine expertise in resort operations and real estate development, particularly in building master-planned resort villages. Increasingly the village has become the dominant attraction in generating visits to a resort.

     The Company owns substantially all of the supply of developable land at the base of its resorts and hence competition in real estate is somewhat restricted. Expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management also gives the

Company a distinct competitive advantage. In the resort club business, the Company has established a competitive position through its ownership of the mountain facilities, and by offering a high standard of accommodation and a flexible points-based system.

  CURRENCY FLUCTUATIONS

     Over the past several years the Company's Canadian resort operations have benefited from the lower Canadian dollar relative to the U.S. dollar, the Japanese yen and European currencies. This has made the price of a ski lift ticket at Intrawest's Canadian resorts 70% or less of the price at comparable U.S. resorts when denominated in the same currency. Along with accommodation and food and beverage costs, this has made vacationing in Canada more affordable for foreign visitors and it has encouraged Canadians to vacation at home. A significant shift in the value of the Canadian dollar, particularly against its U.S. counterpart, could impact earnings at Canadian resorts.

     Intrawest finances its U.S. assets with U.S. dollar debt and its Canadian assets with Canadian dollar debt. Generally the Company services its debt with revenue denominated in the same currency. In addition, cash flow generated by Canadian operations is generally retained in Canada and invested in expansion of Canadian assets. Similarly cash flow generated at the U.S. resorts is generally reinvested in the United States. Cross-border cash transactions and currency exchanges are kept to a minimum.

     Since Intrawest reports its earnings in U.S. dollars but its income is derived from both Canadian and U.S. sources, the Company is exposed to foreign currency exchange risk in its reported earnings. Revenues and expenses of the Company's Canadian operations will be impacted by changes in exchange rates when such operations are reported in U.S. dollars. The impact of Canadian/U.S. dollar exchange rate changes on the balance sheet are reflected in the foreign currency translation amount included in shareholders' equity and does not affect reported earnings.

  UNFAVORABLE WEATHER CONDITIONS

     The Company's ability to attract visitors to its resorts is influenced by weather conditions and the amount of snowfall during the ski season. Intrawest manages its exposure to unfavorable weather in three ways: by being geographically diversified, by seeking to build its visits as evenly as possible through the seasons and by investing in snowmaking.

     Geographically diversified companies like Intrawest can reduce the risk associated with a particular region's weather patterns. Every ski season since 1995, favorable and unfavorable weather conditions at different times across North America have offset one another, allowing the Company to come within 2% of its budgeted winter season ski and resort operations revenue on a same-resort basis. The more a resort can attract its visitors evenly through the season the less vulnerable it is to unfavorable weather at a particular time. In order to spread its visits, Intrawest attempts to increase traffic mid-week and at non-peak times by marketing to destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans. Investing in snowmaking can also mitigate the impact of poor natural snow conditions. Snowmaking is particularly important in eastern North America due to the number of competing resorts and less reliable snowfall. Intrawest has invested heavily in snowmaking at all of its resorts over the past few years.

  SEASONALITY OF OPERATIONS

     Ski and resort operations are highly seasonal. In fiscal 2000 approximately 70% of the Company's ski and resort operations revenue was generated during the period from December to March. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Conversely, Sandestin's peak operating season occurs during the summer months, partially offsetting the seasonality of the mountain resorts. The Company's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year. The Company has taken steps to smooth its revenue and earnings throughout the year by investing in four-season amenities (e.g., golf) and growing its summer and shoulder-season businesses. As a result of these initiatives, the proportion of ski and resort operations revenue earned outside the historically strong third fiscal quarter has increased to 46.9% in 2000 from 32.7% three years ago.

  CONSTRUCTION OVERRUNS

     Intrawest is not in the construction business but rather engages general contractors to construct its real estate projects. The Company's practice is to structure its construction contracts on a fixed-price basis so that cost overruns are at the contractor's risk. In addition construction contracts are priced only after the Company has completed full working drawings. The Company employs construction experts who oversee the general contractors and ensure that problems are properly and quickly resolved. The Company has also developed a comprehensive and sophisticated project reporting system, which helps to identify potential cost overruns early enough to permit corrective action.

OUTLOOK

     The Company will continue to execute the same strategic plan in 2001 that guided its operations in 2000. The focus will be on increasing returns from the existing asset base by reducing capital spending, improving margins, and leveraging expertise to grow the business.

     On the resort operations side of the business, the Company has a number of initiatives to increase revenue and limit cost growth at its resorts. These initiatives include the establishment of a national destination sales team to generate increased lodging bookings and higher occupancy, the roll-out of e-commerce sales and customer relationship systems, and plans to control labor costs (which account for more than 40% of total ski and resort operation costs). At the same time the Company expects to benefit from approximately 1,300 new units of accommodation across its resorts, access to the new village at Copper, and a return to more normal travel patterns during the important Christmas holiday period after the travel slowdown experienced in 2000 because of Y2K/millennium issues.

     On the real estate side of the business, the Company has accelerated its development program. Incremental returns on these new projects are very high because of the speed that equity is rolled over, due to the Company's success in pre-selling. The accelerated expansion of the villages will also result in benefits to the operations by increasing the accommodation base for destination visitors and adding to the attractions at the resort. The Company has a record backlog of sales -- approximately $580 million for delivery in 2001 and 2002 compared with $330 million this time last year.

     Sales at the Resort Club continue to improve and margins are strengthening in this business. The Company expects to expand the Resort Club to new locations in 2001, including Sandestin, Blue Mountain and Vancouver.

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange and The Toronto Stock Exchange (the "TSE"). The TSE is the principal market for the Common Shares. The NRP Shares are listed and traded on the TSE.

                             DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE           PRINCIPAL OCCUPATION                                DIRECTOR SINCE
----------------------------------           --------------------                                --------------
R. Thomas M. Allan(1)......................  Executive Vice-President, Corporate Investments     1990
London, Ontario                              of London Life Insurance Company
Joe S. Houssian............................  President and Chief Executive Officer of the        1976
West Vancouver, British Columbia             Company
Daniel O. Jarvis...........................  Executive Vice President and Chief Financial        1989
Vancouver, British Columbia                  Officer of the Company
David A. King(1)(2)........................  President of David King Corporation                 1990
Islington, Ontario
Gordon H. MacDougall(2)(3).................  Partner, CC&L Financial Services Group              1990
West Vancouver, British Columbia
Paul M. Manheim(1)(3)......................  Senior Vice President of HAL Real Estate            1992
Mercer Island, Washington                    Investments, Inc.
Paul A. Novelly(2).........................  Chairman and Chief Executive Officer of Apex Oil    1997
St. Louis, Missouri                          Company, Inc.
Gary L. Raymond............................  Executive Vice President, Development and           1998
Whistler, British Columbia                   Acquisitions of the Company
Bernard A. Roy(3)..........................  Senior partner, Ogilvy Renault                      1992
Verdun, Quebec
Khaled C. Sifri(1).........................  Managing partner, Hadef Al-Dhahiri & Associates     1990(4)
Dubai, United Arab Emirates
Hugh R. Smythe.............................  President, Resort Operations Group                  1993
Whistler, British Columbia                   of the Company
Nicholas C.H. Villiers(2)..................  Vice President and Director of                      1990(4)
London, England                              RBC Dominion Securities Inc.

------------
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Human Resources Committee.
(4) Prior to the reorganization which took place in connection with the Company's public offering of Common Shares in March 1990, both Messrs. Sifri and Villiers were directors of Intrawest N.V., a former holding company of the Company. Messrs. Sifri and Villiers were directors of Intrawest N.V. from 1986 to 1990.

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual general meeting or until his successor is elected or appointed.

OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
----------------------------------               --------------------
David C. Blaiklock.............................  Vice President and Corporate Controller
North Vancouver, British Columbia
Michael F. Coyle...............................  Senior Vice President, Marketing
West Vancouver, British Columbia
John E. Currie.................................  Senior Vice President, Financing and Taxation
North Vancouver, British Columbia

NAME AND MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION
----------------------------------               --------------------
James J. Gibbons...............................  President, Resort Club Group
West Vancouver, British Columbia
Joe S. Houssian................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis...............................  Executive Vice President and Chief Financial
Vancouver, British Columbia                      Officer
Ross J. Meacher................................  Corporate Secretary
North Vancouver, British Columbia
Gary L. Raymond................................  Executive Vice President, Development and
Whistler, British Columbia                       Acquisitions
Hugh R. Smythe.................................  President, Resort Operations Group
Whistler, British Columbia

     As at June 30, 2000, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 2.4% of the outstanding Common Shares of the Company (including Common Shares beneficially owned by a company, the shares of which are owned by companies of which a director and senior officer and his spouse are the shareholders, and in respect of which such director and senior officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Company has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Sifri who was Vice President, Legal Affairs of Majid Al Futtaim Investments LLC from May 1997 to January 1999 and, prior thereto, was president of PolyMore Circuit Technologies, L.P.

                             ADDITIONAL INFORMATION

     The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any unaudited consolidated financial statements of the Company subsequent to the consolidated financial statements for the Company's most recently completed financial year;

        (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative consolidated financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 2000 AND 1999

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2000 and 1999 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis except for the change in the method of accounting for income taxes and employee future benefits as explained in notes 1(n) and 1(t) to the consolidated financial statements.

     Significant differences between Canadian and United States accounting principles as they affect these consolidated financial statements are explained and quantified in note 21.

Vancouver, British Columbia                                    (signed) KPMG LLP
September 5, 2000                                          Chartered Accountants

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                               (IN THOUSANDS OF DOLLARS
                                                              EXCEPT PER SHARE AMOUNTS)
Revenue:
  Ski and resort operations.................................   $452,141       $382,525
  Real estate sales.........................................    341,455        215,867
  Rental properties.........................................      6,905          5,368
  Interest and other income.................................     12,449          3,720
  Income from equity accounted investment...................      2,333          2,145
                                                               --------       --------
                                                                815,283        609,625
Expenses:
  Ski and resort operations.................................    358,453        300,942
  Real estate costs.........................................    281,845        174,598
  Rental properties.........................................      3,641          2,771
  Interest (note 15)........................................     35,217         24,813
  Depreciation and amortization.............................     51,399         40,199
  General and administrative................................      7,985          7,384
                                                               --------       --------
                                                                738,540        550,707
                                                               --------       --------
Income before undernoted....................................     76,743         58,918
Provision for income taxes (note 12)........................     15,394         13,473
                                                               --------       --------
Income before non-controlling interest and discontinued
  operations................................................     61,349         45,445
Non-controlling interest....................................      9,258          6,817
                                                               --------       --------
Income from continuing operations...........................     52,091         38,628
Results of discontinued operations (note 3).................        (99)        (4,565)
                                                               --------       --------
Net income..................................................   $ 51,992       $ 34,063
                                                               ========       ========
Income per common share:
  Income from continuing operations.........................   $   1.20       $   0.96
  Net income................................................       1.20           0.96
                                                               ========       ========
Weighted average number of common shares outstanding (in
  thousands)................................................     43,362         40,237
                                                               ========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                       JUNE 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   78,985     $   82,457
  Amounts receivable (note 6)...............................      72,233         79,453
  Other assets (note 7(a))..................................      78,966         46,059
  Properties (note 5):
     Resort.................................................     254,801        175,710
     Discontinued operations................................         103         10,129
  Future income taxes (note 12).............................       4,445         --
                                                              ----------     ----------
                                                                 489,533        393,808
Ski and resort operations (note 4)..........................     784,725        698,958
Properties (note 5):
  Resort....................................................     314,481        285,193
  Discontinued operations...................................       9,521         10,504
                                                              ----------     ----------
                                                                 324,002        295,697
Amounts receivable (note 6).................................      35,262         28,009
Other assets (note 7(b))....................................      67,999         56,565
Goodwill....................................................      15,834         19,147
                                                              ----------     ----------
                                                              $1,717,355     $1,492,184
                                                              ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  146,648     $  119,069
  Deferred revenue (note 9).................................      70,832         38,314
  Bank and other indebtedness, current portion (note 8):
     Resort.................................................     158,144        148,758
     Discontinued operations................................          84          5,526
                                                              ----------     ----------
                                                                 375,708        311,667
Bank and other indebtedness (note 8):
  Resort....................................................     670,539        568,651
  Discontinued operations...................................       4,394          4,137
                                                              ----------     ----------
                                                                 674,933        572,788
Due to joint venture partners (note 13).....................      16,963         11,411
Deferred revenue (note 9)...................................      26,974         20,398
Future income taxes (note 12)...............................      82,522         --
Deferred income taxes.......................................      --             14,493
Non-controlling interest in subsidiaries....................      28,983         22,959
                                                              ----------     ----------
                                                               1,206,083        953,716
Shareholders' equity:
  Capital stock (note 11)...................................     413,719        437,938
  Retained earnings.........................................     131,953        136,288
  Foreign currency translation adjustment...................     (34,400)       (35,758)
                                                              ----------     ----------
                                                                 511,272        538,468
Contingencies and commitments (note 14)
                                                              ----------     ----------
                                                              $1,717,355     $1,492,184
                                                              ==========     ==========

Approved on behalf of the Board:

           (signed) JOE S. HOUSSIAN                        (signed) R. THOMAS M. ALLAN
                   Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
Opening retained earnings:
  As previously reported....................................   $136,288       $106,607
  Adjustment to reflect change in accounting for income
     taxes (note 1(n))......................................    (57,457)        --
  Adjustment to reflect change in accounting for employee
     future benefits (note 1(t))............................     (1,743)        --
                                                               --------       --------
  As restated...............................................     77,088        106,607
Net income..................................................     51,992         34,063
Reduction in redemption price of non-resort preferred shares
  (note 11(a))..............................................      7,588         --
Dividends...................................................     (4,715)        (4,382)
                                                               --------       --------
Retained earnings, end of year..............................   $131,953       $136,288
                                                               ========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
Cash provided by (used in):
Operations:
  Income from continuing operations.........................   $  52,091      $  38,628
  Items not affecting cash:
     Depreciation and amortization..........................      51,399         40,199
     Future income taxes....................................      12,109          7,075
     Income from equity accounted investment................      (2,333)        (2,145)
     Non-controlling interest...............................       9,258          6,817
                                                               ---------      ---------
  Cash flow from continuing operations......................     122,524         90,574
  Recovery of costs through real estate sales...............     281,845        174,598
  Increase in amounts receivable, net.......................      (8,890)        (1,993)
  Acquisition and development of properties for sale........    (365,249)      (261,530)
  Changes in non-cash operating working capital (note 20)...      32,332         12,373
                                                               ---------      ---------
  Cash provided by continuing operating activities..........      62,562         14,022
  Cash provided by discontinued operations (note 3).........      10,699          5,845
                                                               ---------      ---------
                                                                  73,261         19,867
Financing:
  Proceeds from bank and other borrowings...................     341,373        466,559
  Repayments on bank and other borrowings...................    (244,285)      (193,292)
  Issue of capital stock for cash, net of issuance costs....       1,254         79,209
  Redemption of non-resort preferred shares.................     (19,520)       (13,621)
  Proceeds on dilution of partnership interest..............      --              9,714
  Dividends paid............................................      (4,715)        (4,382)
  Distributions to non-controlling interests................      (3,234)        (2,805)
                                                               ---------      ---------
                                                                  70,873        341,382
Investments:
  Expenditures on:
     Revenue-producing properties...........................       1,315         (3,868)
     Ski and resort operation assets........................    (118,614)      (144,195)
     Other assets...........................................     (11,026)       (28,639)
     Business acquisitions, net of cash acquired of $207
      (1999 -- $8,597)......................................     (19,281)      (181,826)
                                                               ---------      ---------
                                                                (147,606)      (358,528)
                                                               ---------      ---------
Increase (decrease) in cash and cash equivalents............      (3,472)         2,721
Cash and cash equivalents, beginning of year................      82,457         79,736
                                                               ---------      ---------
Cash and cash equivalents, end of year......................   $  78,985      $  82,457
                                                               =========      =========

Supplementary information (note 20)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

    Intrawest Corporation is incorporated under the Company Act (British Columbia) and, through its subsidiaries, is engaged in the development and operation of mountain and golf resorts principally throughout North America.

1.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)  BASIS OF PRESENTATION:

         The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company's consolidated financial statements is presented in note 21.

    (b)  PRINCIPLES OF CONSOLIDATION:

         The consolidated financial statements include:

         (i)  the accounts of the Company and its subsidiaries;

         (ii) the accounts of all incorporated and unincorporated joint ventures to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

         The Company's principal subsidiaries and joint ventures are as follows:

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
                                                                           THE COMPANY
                                                                       -------------------
         Blackcomb Skiing Enterprises Limited Partnership............           77%
         Whistler Mountain Resort Limited Partnership................           77%
         Blue Mountain Resorts Limited (note 2)......................           50%
         Alpine Helicopters Ltd. (note 2)............................           45%
         Mont Tremblant Resorts and Company, Limited Partnership.....          100%
         IW Resorts Limited Partnership..............................          100%
         Swaneset Bay Golf Course Ltd. (note 2)......................          100%
         Intrawest Resort Ownership Corporation......................          100%
         The Stratton Corporation....................................          100%
         Snowshoe Resort, Inc........................................          100%
         Copper Mountain, Inc........................................          100%
         Mountain Creek Resort, Inc..................................          100%
         Mammoth Mountain Ski Area...................................         59.5%
         Keystone/Intrawest L.L.C....................................           50%
         Intrawest Retail Group, Inc. (note 2).......................          100%
         Intrawest Sandestin Company, L.L.C. (note 2)................          100%
         Intrawest Golf Holdings, Inc. (note 2)......................          100%
         Intrawest/Lodestar Limited Partnership (note 2).............          100%
         Mt. Tremblant Reservations Inc. (note 2)....................          100%
         Whistler Blackcomb Resorts Inc. (note 2)....................          100%

         All significant intercompany balances and transactions have been eliminated.

    (c)  ACCOUNTING FOR INVESTMENTS:

         The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

    (d)  MEASUREMENT UNCERTAINTY:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

         The significant areas requiring management estimates include useful lives for depreciation, the impairment of ski and resort operations and properties, and the recoverability of amounts receivable.

    (e)  CASH EQUIVALENTS:

         The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (f)  PROPERTIES:

         (i)   Properties under development and held for sale:

               Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on general and specific debt, and general and administrative expenses. Incidental operations related specifically to such properties are treated as an increase in or a reduction of costs.

               Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. Incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

               The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

         (ii)  Revenue-producing properties:

               Revenue-producing properties are stated at the lower of cost, net of accumulated depreciation, and net recoverable amount. Buildings are depreciated using the declining balance method at annual rates of 3.3% to 5%. Leasehold improvements and other tenant inducements are amortized using the straight-line method over the lease term. Furniture and equipment are depreciated on a declining balance basis at 20% per annum.

         (iii) Classification:

               Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (g)  SKI AND RESORT OPERATIONS:

         The assets of the ski and resort operations are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method as follows:

         Buildings...................................................    3.3% to 5.0%
         Ski lifts...................................................    5.0% to 8.0%
         Golf courses................................................    2.0% to 3.3%
         Area improvements...........................................    2.0% to 3.3%
         Automotive, helicopters and other equipment.................  10.0% to 50.0%
         Leased vehicles.............................................  20.0% to 25.0%

         Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and mountain operating supplies.

    (h)  ADMINISTRATIVE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

         Administrative furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the declining balance method at annual rates of 20% and 30%, respectively.

         Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (i)  DEFERRED FINANCING COSTS:

         Deferred financing costs consist of legal and other fees related to the financing of the Company's ski and resort operations. These costs are amortized over the term of the related financing.

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

    (j)  GOODWILL:

         Goodwill is amortized on the straight-line basis over a period of 10 to 40 years based on the nature of the acquired business. In determining whether there is a permanent impairment in value, recoverability is based on undiscounted estimated future cash flows.

    (k)  DEFERRED REVENUE:

         Deferred revenue mainly comprises real estate deposits, season pass revenue, golf club initiation deposits, government grants and the exchange gains arising on the translation of long-term monetary items that are denominated in foreign currencies (note 1(o)). Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to golf club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue which relates to government grants for ski and resort operation assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

    (l)  GOVERNMENT ASSISTANCE:

         The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (m)  REVENUE RECOGNITION:

         (i) Ski and resort revenue from ski and resort operations is recognized as the service is provided.

         (ii) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy.

         (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

         (iv) Revenue from revenue-producing properties is recognized upon the earlier of attaining break-even cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion. Prior to this time, the properties are categorized as properties under development, and incidental operations related to such properties are applied to development costs.

    (n)  FUTURE INCOME TAXES:

         During fiscal 2000 the Company has adopted the provisions of Section 3465 of the CICA Handbook, Income Taxes ("Section 3465") which requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes.

         Under the asset and liability method of Section 3465, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

         Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Pursuant to the deferral method, which was applied in prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.

         The Company has calculated the effect of adopting the provisions of
         Section 3465 retroactively to July 1, 1999. The cumulative effect of this change in accounting for income taxes of $57,457,000 is reported separately in the fiscal 2000 consolidated statement of retained earnings as an adjustment to the opening balance of retained earnings for the year ended June 30, 2000. This charge represents the cumulative effect to July 1, 1999 of differences between accounting and tax bases of assets and liabilities principally due to differences arising on acquisition of ski and resort operations.

         The financial statements for the year ended June 30, 1999 have not been restated to reflect the provisions of Section 3465.

    (o)  FOREIGN CURRENCY TRANSLATION:

         These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian operations use the Canadian dollar as their functional

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

         currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

         Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations are recorded as a separate component of shareholders' equity.

         Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are deferred and amortized on a straight-line basis over the remaining terms of the related monetary item. Other exchange gains or losses are included in income as realized.

         Prior to the year ended June 30, 2000, these consolidated financial statements were presented in Canadian dollars. Fiscal 1999's comparative figures have been restated into U.S. dollars using exchange rates consistent with those in effect at the dates of the underlying transactions to the financial statements. The consolidated statement of operations for the year ended June 30, 1999 has been restated into U.S. dollars using an average exchange rate of 1.5103.

    (p)  INTEREST ALLOCATED TO DISCONTINUED OPERATIONS:

         Interest allocated to discontinued operations is the total of interest on debt directly attributable to the discontinued operations and an allocation of interest on general corporate debt not directly attributable to continuing operations.

    (q)  PER SHARE CALCULATIONS:

         Income per common share has been calculated using the weighted average number of common shares outstanding during the year. Fully diluted per common share amounts have not been presented as the effect of outstanding options is not materially dilutive.

    (r)  CASH FLOW FROM CONTINUING OPERATIONS:

         Cash flow from continuing operations is computed as income from continuing operations adjusted for future income taxes, depreciation and amortization of capital items, non-controlling interest, income from equity accounted investment and other non-cash items. Cash flow from continuing operations is different from cash flow from continuing operating activities since it excludes the cash provided by or used for non-cash operating working capital accounts such as real estate inventory, amounts receivable and amounts payable.

    (s)  STOCK OPTIONS:

         The Company has a stock option plan as described in note 11(c). No compensation expense is recognized when shares or stock options are issued. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

    (t)  EMPLOYEE FUTURE BENEFITS:

         During fiscal 2000 the Company has adopted the provisions of Section 3461 of the CICA Handbook, Employee Future Benefits ("Section 3461") which requires that the Company accrue its obligations under employee benefit plans and the related costs, net of plan assets as the underlying services are provided. The Company has adopted the following policies:

         - The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

         - For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

         - Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

         - Experience gains and losses are amortized into pension expense over the plan membership's expected average remaining service lifetime using the straight-line amortization method.

         The Company has calculated the effect of adopting the provisions of
         Section 3461 retroactively to July 1, 1999. The cumulative effect of this change in accounting for employee future benefits of $1,743,000 is reported separately in the fiscal 2000 consolidated statement of retained earnings as an adjustment to the opening balance of retained earnings for the year ended June 30, 2000. This change represents the cumulative obligation at July 1, 1999 of employee future benefits previously calculated under different methods. The financial statements for the year ended June 30, 1999 have not been restated to reflect the provisions of Section 3461.

    (u)  COMPARATIVE FIGURES:

         Certain comparative figures for 1999 have been reclassified to conform with the financial presentation adopted in the current year. F-10

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

2.  ACQUISITIONS:

    During the year ended June 30, 2000, the Company completed the following acquisitions each of which was accounted for by the purchase method with effect from the date of acquisition:

    (a) On January 17, 2000, the Company acquired the assets of Swaneset Bay Resort & Country Club ("Swaneset"), including two golf courses and developable real estate in British Columbia. The purchase price of the assets acquired was as follows:

         Net assets acquired at assigned values:
           Ski and resort operations.................................  $ 9,486
           Property under development................................    5,348
           Net working capital.......................................      263
           Other amounts.............................................      648
           Assumption of debt........................................   (4,253)
                                                                       -------
                                                                        11,492
           Cash......................................................      207
                                                                       -------
                                                                       $11,699
                                                                       =======
         Financed by:
           Cash......................................................  $ 5,988
           Bank and other indebtedness...............................    5,711
                                                                       -------
                                                                       $11,699
                                                                       =======

    (b) During fiscal 2000 the Company increased its interest in Intrawest/Lodestar Limited Partnership ("Lodestar") in California from 60% to 100% through the acquisition of the other partner's interest for cash of $13,500,000. Effective from November 1, 1999, the Company has consolidated the results of Lodestar with the operations of the Company. Prior to this date the operations were proportionately consolidated as the partners shared joint control. The net assets acquired at assigned values consisted primarily of land and properties under development.

    During the year ended June 30, 1999, the Company completed the following acquisitions each of which was accounted for by the purchase method with effect from the date of acquisition:

    (a) Effective July 13, 1998, the Company acquired 100% of the shares of Sandestin Resort & Club, Inc. ("Sandestin"), owner of Sandestin Resort, a golf, tourist and retirement destination in northwestern Florida. The purchase price of the shares acquired was $127,455,000 for which the Company paid cash. Concurrent with the acquisition, the Company sold, at assigned cost, 50% of specific real estate assets and 5% of all other assets.

    (b) Effective July 23, 1998, the Company acquired the assets of the Raven Golf Group ("Raven"), including two golf courses in Arizona, U.S.A. The purchase price of the assets acquired was $30,613,000, including costs, which was settled by the issuance of 125,000 common shares of the Company, the issuance of a promissory note payable in the amount of $4,711,000 and by the payment of cash.

    (c) Effective September 3, 1998, the Company acquired all of the shares of Breeze, Inc. ("Breeze") and Max Snowboard, Inc. ("Max") (now named Intrawest Retail Group, Inc.). Intrawest Retail Group, Inc. rents ski and snowboard equipment and also owns sports retail stores in the western United States. The purchase price of the shares acquired was $15,160,000, including costs, which was settled through the payment of cash.

    (d) Effective December 27, 1998, the Company acquired a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), parent company of Canadian Mountain Holidays Inc., which provides helicopter skiing, mountaineering and hiking services in southeastern British Columbia. The purchase price of the shares acquired was $14,729,000, including costs. The purchase price was settled by the issuance of 200,000 common shares of the Company and the balance was paid in cash.

    (e) Effective January 27, 1999, the Company acquired a 50% equity interest in Blue Mountain Resorts Limited ("Blue"), owner and operator of a mountain resort in Ontario. The purchase price of the shares acquired of $10,159,000, including costs, was settled through the payment of cash.

    (f) Effective March 31, 1999, the Company acquired 100% of the shares of Mt. Tremblant Reservations Inc. and 100% of the shares of Whistler Blackcomb Resorts Inc. ("MTR/WBR"). Both companies are engaged in the business of providing vacation rental, real estate and property management services at the Company's resorts in Mont Tremblant, Quebec and Whistler, British Columbia. The purchase price of the shares acquired was $4,202,000, including costs, and was settled through the payment of cash and the issuance of 74,458 common shares of the Company subsequent to year end.

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

    The assignment of the purchase prices for the above acquisitions is as follows:

                                           SANDESTIN     RAVEN     BREEZE/MAX    ALPINE      BLUE      MTR/WBR     TOTAL
                                           ---------    -------    ----------    -------    -------    -------    --------
    Net assets acquired at assigned
      values:
      Ski and resort operations..........  $ 51,964     $31,102     $ 2,590      $24,197    $12,231    $  161     $122,245
      Properties under development.......    75,304       --          --           --         --         --         75,304
      Goodwill...........................     --          --         15,329        --         --        3,644       18,973
      Net working capital................   (14,111)       (262)       (391)      (2,461)     1,849      (404)     (15,780)
      Other amounts......................    15,242       --          --          (1,965)    (1,069)      (11)      12,197
      Assumption of debt.................    (6,252)       (681)     (2,667)      (6,182)    (3,421)      (15)     (19,218)
                                           --------     -------     -------      -------    -------    ------     --------
                                            122,147      30,159      14,861       13,589      9,590     3,375      193,721
      Cash...............................     5,308         454         299        1,140        569       827        8,597
                                           --------     -------     -------      -------    -------    ------     --------
                                           $127,455     $30,613     $15,160      $14,729    $10,159    $4,202     $202,318
                                           ========     =======     =======      =======    =======    ======     ========
    Financed by:
      Cash...............................  $127,455     $23,480     $15,160      $11,190    $10,159    $2,979     $190,423
      Bank and other indebtedness........     --          4,711       --           --         --        1,223        5,934
      Issue of common shares (note
        11(b))...........................     --          2,422       --           3,539      --         --          5,961
                                           --------     -------     -------      -------    -------    ------     --------
                                           $127,455     $30,613     $15,160      $14,729    $10,159    $4,202     $202,318
                                           ========     =======     =======      =======    =======    ======     ========

3.  DISCONTINUED OPERATIONS:

    For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

    The results of discontinued operations are as follows:

                                                                   2000       1999
                                                                  -------    -------
    Revenue.....................................................  $13,148    $11,694
                                                                  =======    =======
    Loss before current income taxes............................  $   (99)   $(4,565)
    Provision for current income taxes..........................    --         --
                                                                  -------    -------
    Loss from discontinued operations...........................  $   (99)   $(4,565)
                                                                  =======    =======

    Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

                                                                   2000       1999
                                                                  -------    -------
    Current assets:
      Properties................................................  $   103    $10,129
      Other current assets, excluding cash......................    2,845     10,038
    Properties..................................................    9,521     10,504
    Other non-current assets....................................    4,331      6,753
    Current liabilities.........................................     (602)    (8,003)
    Non-current liabilities.....................................   (4,317)    (4,861)

    The cash flows from discontinued operations are as follows:

                                                                    2000        1999
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $ 10,699    $  5,845
      Financing.................................................   (24,458)    (14,348)
      Investments...............................................     6,989       1,398
                                                                  --------    --------
    Decrease in cash and cash equivalents.......................  $ (6,770)   $ (7,105)
                                                                  ========    ========

    The cash flow used for financing activities in fiscal 2000 includes a $19,520,000 (1999 -- $13,621,000) redemption of non-resort preferred ("NRP")
    shares (note 11(a)). The Company has the right to apply the net cash flow from the discontinued operations from January 1,

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

    1997 to the redemption of NRP shares. The shares are redeemable quarterly at Cdn.$2.65 per share, except for the final redemption which shall be subject to a premium or discount based on available cash flow relating to the non-resort assets.

4.  SKI AND RESORT OPERATIONS:

                                                                                  2000
                                                                  ------------------------------------
                                                                                                NET
                                                                              ACCUMULATED       BOOK
                                                                    COST      DEPRECIATION     VALUE
                                                                  --------    ------------    --------
    Ski operations:
      Land......................................................  $ 49,752      $ --          $ 49,752
      Buildings.................................................   205,832        34,765       171,067
      Ski lifts and area improvements...........................   386,708        85,974       300,734
      Automotive, helicopters and other equipment...............    94,411        60,538        33,873
      Leased vehicles...........................................     5,681         2,388         3,293
                                                                  --------      --------      --------
                                                                   742,384       183,665       558,719
                                                                  --------      --------      --------
    Resort operations:
      Land......................................................    21,579            --        21,579
      Buildings.................................................    55,183         7,062        48,121
      Golf courses..............................................   108,963         6,517       102,446
      Area improvements.........................................    65,012        11,152        53,860
                                                                  --------      --------      --------
                                                                   250,737        24,731       226,006
                                                                  --------      --------      --------
                                                                  $993,121      $208,396      $784,725
                                                                  ========      ========      ========

                                                                                  1999
                                                                  ------------------------------------
                                                                                                NET
                                                                              ACCUMULATED       BOOK
                                                                    COST      DEPRECIATION     VALUE
                                                                  --------    ------------    --------
    Ski operations:
      Land......................................................  $ 48,028      $ --          $ 48,028
      Buildings.................................................   182,400        29,979       152,421
      Ski lifts and area improvements...........................   351,911        75,257       276,654
      Automotive, helicopters and other equipment...............    84,005        51,303        32,702
      Leased vehicles...........................................     4,783         1,700         3,083
                                                                  --------      --------      --------
                                                                   671,127       158,239       512,888
                                                                  --------      --------      --------
    Resort operations:
      Land......................................................    20,275        --            20,275
      Buildings.................................................    50,744         5,537        45,207
      Golf courses..............................................    74,627         3,169        71,458
      Area improvements.........................................    56,393         7,263        49,130
                                                                  --------      --------      --------
                                                                   202,039        15,969       186,070
                                                                  --------      --------      --------
                                                                  $873,166      $174,208      $698,958
                                                                  ========      ========      ========

    The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

5.  PROPERTIES:

                                                                    2000        1999
                                                                  --------    --------
    Properties under development and held for sale:
      Acquisition costs.........................................  $167,119    $187,598
      Interest..................................................    46,427      35,733
      Development costs.........................................   298,415     176,887
      Administrative............................................    30,786      25,075
                                                                  --------    --------
                                                                  $542,747    $425,293
                                                                  ========    ========

                                                                                 2000
                                                                  ----------------------------------
                                                                                               NET
                                                                             ACCUMULATED      BOOK
                                                                   COST      DEPRECIATION     VALUE
                                                                  -------    ------------    -------
    Revenue-producing properties:
      Land......................................................  $ 6,062       $--          $ 6,062
      Buildings.................................................   33,472        5,478        27,994
      Leasehold improvements and equipment......................    3,410        1,307         2,103
                                                                  -------       ------       -------
                                                                  $42,944       $6,785       $36,159
                                                                  =======       ======       =======

                                                                                 1999
                                                                  ----------------------------------
                                                                                               NET
                                                                             ACCUMULATED      BOOK
                                                                   COST      DEPRECIATION     VALUE
                                                                  -------    ------------    -------
    Revenue-producing properties:
      Land......................................................  $ 6,816       $--          $ 6,816
      Buildings.................................................   53,865        7,120        46,745
      Leasehold improvements and equipment......................    5,108        2,426         2,682
                                                                  -------       ------       -------
                                                                  $65,789       $9,546       $56,243
                                                                  =======       ======       =======

    Summary of properties:

                                                                    2000        1999
                                                                  --------    --------
    Properties under development and held for sale..............  $542,747    $425,293
    Revenue-producing properties................................    36,159      56,243
                                                                  --------    --------
                                                                  $578,906    $481,536
                                                                  ========    ========

    Properties are classified for balance sheet purposes as follows:

                                                                    2000        1999
                                                                  --------    --------
    Current assets:
      Resort....................................................  $254,801    $175,710
      Discontinued operations...................................       103      10,129
    Long-term assets:
      Resort....................................................   314,481     285,193
      Discontinued operations...................................     9,521      10,504
                                                                  --------    --------
                                                                  $578,906    $481,536
                                                                  ========    ========

    During the year ended June 30, 2000, the Company capitalized interest of $30,004,000 (1999 -- $22,979,000) (note 15), and administrative expenses of
    $20,418,000 (1999 -- $18,939,000) to properties.

    Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

6.  AMOUNTS RECEIVABLE:

                                                                    2000        1999
                                                                  --------    --------
    Receivable from sales of real estate........................  $ 19,672    $ 26,881
    Ski and resort operation receivables........................    29,485      25,630
    Loans, mortgages and notes receivable (note 19).............    37,020      39,897
    Funded senior employee share purchase Plan (note 11(e)).....       560         677
    Other accounts receivable...................................    20,758      14,377
                                                                  --------    --------
                                                                   107,495     107,462
    Less: current portion.......................................    72,233      79,453
                                                                  --------    --------
                                                                  $ 35,262    $ 28,009
                                                                  ========    ========

    Receivables are due approximately as follows:

    Year ending June 30, 2001...................................  $ 72,233
                      2002......................................     6,543
                      2003......................................     3,094
                      2004......................................     3,394
                      2005......................................     2,777
          Subsequent to 2005....................................    19,454
                                                                  --------
                                                                  $107,495
                                                                  ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 11.69% per annum as at June 30, 2000 (1999 -- 11.15%). These amounts have been pledged as security for certain of the Company's bank and other indebtedness (note 8).

7.  OTHER ASSETS:

    (A)  CURRENT:

                                                                        2000       1999
                                                                       -------    -------
         Ski and resort operation inventories........................  $23,828    $ 8,207
         Restricted cash deposits....................................   41,952     17,064
         Prepaid expenses and other..................................   13,186     10,788
                                                                       -------    -------
                                                                       $78,966    $46,059
                                                                       =======    =======

    (B) LONG-TERM:

                                                                        2000       1999
                                                                       -------    -------
         Investment in Compagnie des Alpes, at equity................  $ 0,741    $26,422
         Deferred financing costs....................................   14,526     14,377
         Administrative furniture, equipment and leasehold
           improvements, net of accumulated depreciation of
           $6,651,000 (1999 -- $3,141,000)...........................    7,598      5,085
         Other.......................................................   15,134     10,681
                                                                       -------    -------
                                                                       $67,999    $56,565
                                                                       =======    =======

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

8.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its ski and resort operations and properties from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2000:

                                                                                   WEIGHTED
                                                                   MATURITY         AVERAGE
                                                                     DATES       INTEREST RATE      2000        1999
                                                                  -----------    -------------    --------    --------
    Ski and resort operations:
      Mortgages and bank loans..................................  Demand-2017        6.73%        $211,561    $229,595
      Obligations under capital leases..........................    2001-2005        8.28%           3,771       4,306
                                                                                                  --------    --------
                                                                                                   215,332     233,901
                                                                                                  --------    --------
    Properties
      Interim financing on properties under development and held
        for resale..............................................    2001-2019        8.12%         111,609     116,545
      Mortgages on revenue-producing properties.................    2001-2015        8.57%          12,425      15,739
                                                                                                  --------    --------
                                                                                                   124,034     132,284
                                                                                                  --------    --------
    General corporate debt......................................         2001        8.01%          59,210      58,076
    Unsecured debentures........................................    2002-2010        9.35%         434,585     302,811
                                                                                                  --------    --------
                                                                                                   833,161     727,072
    Less: current portion.......................................                                   158,228     154,284
                                                                                                  --------    --------
                                                                                                  $674,933    $572,788
                                                                                                  ========    ========

    Principal repayments and the components related to either floating or fixed interest rates are as follows:

                                                                     INTEREST RATES
                                                                  --------------------      TOTAL
                                                                  FLOATING     FIXED      REPAYMENTS
                                                                  --------    --------    ----------
    Year ending June 30, 2001...................................  $127,967    $ 30,261     $158,228
                      2002......................................     5,127     117,017      122,144
                      2003......................................   141,706      26,525      168,231
                      2004......................................     3,794     339,374      343,168
                      2005......................................     1,166       7,934        9,100
          Subsequent to 2005....................................    16,185      16,105       32,290
                                                                  --------    --------     --------
                                                                  $295,945    $537,216     $833,161
                                                                  ========    ========     ========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt denominated in Canadian dollars. The Company had Cdn.$30,000,000 (1999 -- Cdn.$30,000,000) of bank loans swapped against debt with a fixed interest rate of 6.5% (1999 -- 6.5%) per annum, excluding applicable stamping fees, under an agreement expiring in 2001 (note 16(a)).

    Bank and other indebtedness includes indebtedness in the amount of $349,277,000 (1999 -- $369,616,000), which is repayable in Canadian dollars of $517,140,000 (1999 -- $540,748,000). The Company is subject to certain covenants in respect of some of the bank and other indebtedness which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2000.

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

9.  DEFERRED REVENUE:

                                                                   2000       1999
                                                                  -------    -------
    Deposits on real estate sales...............................  $51,200    $21,114
    Government assistance (note 10).............................    8,917      8,724
    Exchange gains..............................................    3,309      8,025
    Golf club initiation deposits...............................   15,463      6,780
    Season pass revenue.........................................   11,236      5,881
    Other deferred amounts......................................    7,681      8,188
                                                                  -------    -------
                                                                   97,806     58,712
                                                                  -------    -------
    Less: current portion.......................................   70,832     38,314
                                                                  -------    -------
                                                                  $26,974    $20,398
                                                                  =======    =======

10. GOVERNMENT ASSISTANCE:

    The federal government and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and grants for the construction of specified four-season tourist facilities at Mont Tremblant. The loans, which are fully advanced, totaled $9,658,000 and are repayable over 17 years starting in 2000. The grants, which will total $37,156,000 (1999 -- $39,608,000) when they are fully advanced, amounted to $18,925,000 at June 30, 2000 (1999 -- $19,578,000). During the year ended
    June 30, 2000, grants received of $1,289,000 (1999 -- $2,874,000) were credited as follows: $359,000 (1999 -- $322,000) to ski and resort operation assets, $930,000 (1999 -- $2,552,000) to properties.

11. CAPITAL STOCK:

    (a)  SHARE CAPITAL REORGANIZATION:

         Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one non-resort preferred ("NRP") share. The new common shares have the same attributes as the old common shares.

         The NRP shares were initially recorded at a value of $64,545,000 (Cdn.$3.82 per share) before deduction of issue costs of $240,000, equal to the book value of the net equity of the non-resort assets at December 31, 1996, and the value assigned to the common shares was reduced by the same amount. The Company expects that the non-resort assets will be disposed of in an orderly manner and the net cash flow from these assets distributed to the NRP shareholders, primarily by way of redemption of their shares as described in note 3. The amount ultimately realized by the Company and distributed to the NRP shareholders will be subject to prevailing real estate market conditions. As at June 30, 2000, the book value of the net equity of the remaining non-resort assets was $14,206,000 (1999 -- $33,655,000).

         On November 15, 1999, the shareholders of the Company passed a resolution reducing the redemption price of the NRP shares from Cdn.$3.82 to Cdn.$2.65 per share. As a result, the carrying value of the NRP shares has been reduced by $7,588,000 and retained earnings has been increased by the same amount.

    (b)  CAPITAL STOCK:

         The Company's capital stock comprises the following:

                                                                         2000        1999
                                                                       --------    --------
         Common shares...............................................  $395,795    $393,153
         NRP shares..................................................    17,924      44,785
                                                                       --------    --------
                                                                       $413,719    $437,938
                                                                       ========    ========

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

         (i)   Common shares:

               Authorized:
                  200,000,000 without par value
               Issued:

                                                                            NUMBER OF                 NUMBER OF
                                                                              COMMON        2000        COMMON        1999
                                                                              SHARES       AMOUNT       SHARES       AMOUNT
                                                                            ----------    --------    ----------    --------
               Balance, beginning of year.................................  43,254,386    $393,153    38,359,786    $308,303
               Issued for cash, net of issue cost.........................     --            --       4,450,000       77,902
               Issued for settlement of bank and other indebtedness.......     74,458        1,236       --            --
               Issued on acquisitions.....................................     --            --         325,000        5,961
               Stock option plan..........................................    134,450        1,007      119,600          987
               Future income tax adjustment...............................     --              399       --            --
                                                                            ----------    --------    ----------    --------
               Balance, end of year.......................................  43,463,294    $395,795    43,254,386    $393,153
                                                                            ==========    ========    ==========    ========

          (ii) NRP shares:

               Authorized:
                  50,000,000 without par value
               Issued:

                                                                            NUMBER OF                 NUMBER OF
                                                                               NRP          2000         NRP          1999
                                                                              SHARES       AMOUNT       SHARES       AMOUNT
                                                                            ----------    --------    ----------    --------
               Balance, beginning of year...............................    16,726,586    $ 44,785    21,811,911    $ 58,086
               Stock option plan........................................      343,275          321      374,675          320
               Purchased for cancellation...............................      (62,900)         (74)      --            --
               Redemption...............................................    (9,246,000)    (19,520)   (5,460,000)    (13,621)
               Reduction in redemption price............................       --           (7,588)      --            --
                                                                            ----------    --------    ----------    --------
               Balance, end of year.....................................    7,760,961     $ 17,924    16,726,586    $ 44,785
                                                                            ==========    ========    ==========    ========

         (iii) Preferred shares:

               Authorized:
                  20,000,000 without par value
               Issued -- nil

    (c)  STOCK OPTIONS:

         The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares and NRP shares of the Company. Options granted under the stock option plan may not be exercised except in accordance with such limitations as the Company's Human Resources Committee may determine.

         The following table summarizes the status of options outstanding under the Plan:

                                                                         2000         WEIGHTED        1999         WEIGHTED
                                                                     SHARE OPTIONS    AVERAGE     SHARE OPTIONS    AVERAGE
                                                                      OUTSTANDING      PRICE       OUTSTANDING      PRICE
                                                                     -------------    --------    -------------    --------
         Outstanding, beginning of year............................    3,257,850       $14.44       2,894,650       $13.36
         Granted...................................................      255,500        17.09         542,500        19.30
         Exercised.................................................     (134,450)        9.20        (119,600)        9.55
         Forfeited.................................................     (157,300)       18.38         (59,700)       16.00
                                                                       ---------       ------       ---------       ------
         Outstanding, end of year..................................    3,221,600       $14.68       3,257,850       $14.44
                                                                       =========       ======       =========       ======
         Exercisable, end of year..................................    1,758,650       $11.94       1,369,350       $ 9.37
                                                                       =========       ======       =========       ======

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

         The following table provides details of options outstanding at June 30, 2000:

                                                                          WEIGHTED
                                                          NUMBER        AVERAGE LIFE    WEIGHTED       NUMBER        WEIGHTED
         RANGE OF                                       OUTSTANDING      REMAINING      AVERAGE      EXERCISABLE     AVERAGE
         EXERCISE PRICES                               JUNE 30, 2000      (YEARS)        PRICE      JUNE 30, 2000     PRICE
         ---------------                               -------------    ------------    --------    -------------    --------
         $7.64-$11.72................................    1,248,100          3.1          $ 9.43       1,206,900       $ 9.40
         $14.96-$19.77...............................    1,973,500          7.7           18.00         551,750        17.50
                                                         ---------          ---          ------       ---------       ------
                                                         3,221,600          5.9          $14.68       1,758,650       $11.94
                                                         =========          ===          ======       =========       ======

    (d)  EMPLOYEE SHARE PURCHASE PLAN:

         The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2000, a total of 65,809 (1999 -- 65,809) common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (e)  FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLAN:

         The Company has a funded senior employee share purchase plan which provides for loans to be made to designated eligible employees to be used to subscribe for common shares. At June 30, 2000, loans to employees under the funded senior employee share purchase plan amounted to $560,000 with respect to 131,150 common shares and 37,272 NRP shares (1999 -- $677,000 with respect to 131,150 common shares and 83,160 NRP shares). The loans are interest-free, secured by a promissory note and a pledge of the shares and mature by 2005. A further 96,400 common shares have been authorized and reserved for issuance under this plan.

12. INCOME TAXES:

    (a)  PROVISION FOR INCOME TAXES:

                                                                          2000       1999
                                                                         -------    -------
         Current.....................................................    $ 3,285    $ 6,398
         Future......................................................     12,109      7,075
                                                                         -------    -------
                                                                         $15,394    $13,473
                                                                         =======    =======

         The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                         2000        1999
                                                                       --------    --------
         Statutory rate..............................................    45.58%      45.58%
         Income tax charge at statutory rate.........................  $ 34,934    $ 24,775
         Non-deductible depreciation and amortization................       825       3,329
         Large corporations tax......................................       373       1,616
         Taxes related to non-controlling interest share of
           earnings..................................................    (4,220)     (3,107)
         Taxes related to equity accounted investment................    (1,063)       (978)
         Foreign taxes different from statutory rate.................   (15,754)    (13,278)
         Other.......................................................       299       1,116
                                                                       --------    --------
         Provision for income taxes..................................  $ 15,394    $ 13,473
                                                                       ========    ========

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at June 30, 2000 are presented below:

                                                                        2000
                                                                       -------
         Future tax assets:
           Non-capital loss carry forwards...........................  $25,573
           Share issue and financing costs...........................      708
           Differences in working capital deductions for tax and
             accounting purposes.....................................    1,854
           Other.....................................................    1,321
                                                                       -------
         Total gross future tax assets...............................   29,456
         Less: valuation allowance...................................   (6,910)
                                                                       -------
         Net future tax assets.......................................   22,546
                                                                       -------
         Future tax liabilities:
           Differences in depreciation and undepreciated capital
             cost:
             Ski and resort assets...................................   93,472
             Properties..............................................    6,287
           Other.....................................................      864
                                                                       -------
         Total gross future tax liabilities..........................  100,623
                                                                       -------
         Net future tax liabilities..................................  $78,077
                                                                       =======

    (c) At June 30, 2000, the Company has non-capital loss carryforwards for income tax purposes of approximately $86,049,000 that are available to offset future taxable income through 2015.

13. JOINT VENTURES:

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships including Mammoth, Alpine, Blue and Keystone/Intrawest L.L.C.:

                                                                    2000        1999
                                                                  --------    --------
    Properties, current.........................................  $ 40,977    $ 46,472
    Other current assets........................................    26,638      18,609
                                                                  --------    --------
                                                                    67,615      65,081
    Current liabilities.........................................   (53,927)    (34,383)
                                                                  --------    --------
    Working capital.............................................    13,688      30,698
    Ski and resort operations...................................   132,589     104,238
    Properties, non-current.....................................    78,699      90,716
    Bank and other indebtedness, non-current....................   (41,498)    (58,042)
    Other, net..................................................   (14,760)      7,826
                                                                  --------    --------
                                                                  $168,718    $175,436
                                                                  ========    ========

                                                                    2000        1999
                                                                  --------    --------
    Revenue.....................................................  $136,557    $123,282
    Expenses....................................................   127,496     110,563
                                                                  --------    --------
    Income for continuing operations before income taxes........     9,061      12,719
    Results of discontinued operations..........................        97         444
                                                                  --------    --------
                                                                  $  9,158    $ 13,163
                                                                  ========    ========

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                    2000        1999
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $ 26,107    $ 23,562
      Financing.................................................       483       4,009
      Investments...............................................   (28,720)    (26,213)
                                                                  --------    --------
    Increase (decrease) in cash and cash equivalents............  $ (2,130)   $  1,358
                                                                  ========    ========

    Due to joint venture partners is the amount payable to the Company's joint venture partners in various properties for costs they have incurred on the Company's behalf. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

14. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete ski and resort operation assets and properties currently under construction and held for sale amounting to $327,788,000 at June 30, 2000 (1999 -- $250,323,000).
         These costs are substantially covered by existing financing commitments.

    (c) The Company has entered into various operating lease commitments, payable as follows:

         Year ending June 30, 2001...................................  $ 4,953
                              2002...................................    3,863
                              2003...................................    3,421
                              2004...................................    2,223
                              2005...................................    2,112
                Subsequent to 2005...................................    3,483
                                                                       -------
                                                                       $20,055
                                                                       =======

    (d) The Company is contingently liable for indebtedness at June 30, 2000 of $8,698,000 (1999 -- $13,722,000) which relates to certain non-resort properties under development sold during the year ended September 30, 1994 (note 19). The purchasers of these properties have provided guarantees to the Company in respect of the indebtedness and have indemnified the Company for any potential losses resulting from the contingent liability.

    (e) The Company is contingently liable for the obligations of certain joint ventures and limited partnerships. The assets of these joint ventures and limited partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

15. INTEREST EXPENSE:

                                                                   2000       1999
                                                                  -------    -------
    Total interest incurred.....................................  $66,426    $50,552
    Less:
      Interest capitalized to ski and resort operation assets...      721      1,883
      Interest capitalized to properties, net of capitalized
        interest included in real estate cost of sales of
        $10,875,000 (1999 -- $6,004,000)........................   19,129     16,975
                                                                  -------    -------
                                                                  $46,576    $31,694
                                                                  =======    =======

                                                                   2000       1999
                                                                  -------    -------
    Interest was charged to income as follows:
      Real estate costs.........................................  $10,875    $ 6,004
      Interest expense..........................................   35,217     24,813
      Discontinued operations...................................      484        877
                                                                  -------    -------
                                                                  $46,576    $31,694
                                                                  =======    =======

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

    Real estate costs and discontinued operations also include $5,892,000 (1999 -- $4,746,000) and $nil (1999 -- $605,000), respectively, of interest incurred in prior years.

16. FINANCIAL INSTRUMENTS:

    (a)  FAIR VALUE:

         The Company has various financial instruments including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt and interest swap agreements are also financial instruments. The fair values at June 30, 2000 and 1999 were estimated by discounting future cash flows at estimated market rates and are summarized as follows:

                                                                                 2000                        1999
                                                                       ------------------------    ------------------------
                                                                       BOOK VALUE    FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                                       ----------    ----------    ----------    ----------
         Bank and other indebtedness including the effect of interest
           swap agreements...........................................   $833,161     $1,022,700     $727,072      $721,612

    (b)  INTEREST RATE RISK:

         As described in note 8, $295,945,000 of the Company's debt instruments bear interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

    (c)  CREDIT RISK:

         The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

17. EMPLOYEE BENEFITS:

    The Company has two defined benefit pension plans for certain of its senior executives. Information about these defined benefit plans is as follows:

                                                                   2000       1999
                                                                  -------    -------
    Accrued benefit obligation:
      Balance at beginning of year..............................  $ 3,810    $ 3,435
      Current service cost......................................      208        203
      Interest cost.............................................      231        172
                                                                  -------    -------
      Balance at end of year....................................    4,249      3,810
                                                                  -------    -------
    Plan assets:
      Fair value at beginning of year...........................    2,016      1,454
      Contributions.............................................      231        214
      Actual return on plan assets..............................       68         92
      Contribution receivable...................................      242        256
                                                                  -------    -------
      Balance at end of year....................................    2,557      2,016
                                                                  -------    -------
    Plan deficit................................................   (1,692)    (1,794)
    Unamortized past service costs..............................    --         1,814
                                                                  -------    -------
    Accrued benefit asset (liability)...........................  $(1,692)   $    20
                                                                  =======    =======

    The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted-average assumptions as of June 30):

                                                                  2000    1999
                                                                  ----    ----
    Discount rate...............................................   7%     3.5%
    Expected long-term rate of return on plan assets............   8%     3.5%
    Rate of compensation increase...............................   6%       4%

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

    The company's net benefit plan expense is as follows:

                                                                  2000    1999
                                                                  ----    ----
    Current service costs.......................................  $208    $203
    Interest cost...............................................   231     172
    Expected return on plan assets..............................   (68)    (92)
    Amortized past service costs................................   --      159
                                                                  ----    ----
                                                                  $371    $442
                                                                  ====    ====

18. SEGMENTED INFORMATION:

    The Company has four reportable segments: ski and resort operations, real estate operations, warm-weather operations, and corporate and all other. The ski and resort segment includes all of the Company's mountain resorts and associated activities. The real estate segment includes all of the Company's real estate activities. The warm-weather operations include all of the Company's stand-alone golf courses that are not located at mountain resorts.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior level executives responsible for the performance of the segment.

    The following table presents the Company's results from continuing operations by reportable segment:

                                                                    2000        1999
                                                                  --------    --------
    Revenue:
      Ski and resort............................................  $394,630    $340,205
      Real estate...............................................   348,360     221,235
      Warm-weather..............................................    57,511      42,320
      Corporate and all other...................................    14,782       5,865
                                                                  --------    --------
                                                                  $815,283    $609,625
                                                                  ========    ========

                                                                    2000        1999
                                                                  --------    --------
    Operating profit before interest, depreciation and
      amortization, and income taxes:
      Ski and resort............................................  $ 85,136    $ 75,947
      Real estate...............................................    62,874      43,865
      Warm-weather..............................................     8,552       5,637
      Corporate and all other...................................    14,782       5,865
                                                                  --------    --------
                                                                   171,344     131,314
    Less:
      Interest..................................................   (35,217)    (24,813)
      Depreciation and amortization.............................   (51,399)    (40,199)
      General and administrative................................    (7,985)     (7,384)
                                                                  --------    --------
                                                                   (94,601)    (72,396)
                                                                  --------    --------
                                                                  $ 76,743    $ 58,918
                                                                  ========    ========

                                                                     2000          1999
                                                                  ----------    ----------
    Segment assets:
      Ski and resort............................................  $  696,406    $  633,487
      Real estate...............................................     578,915       460,903
      Warm-weather..............................................     104,153        84,618
      Corporate and all other...................................     321,081       266,655
      Discontinued operations...................................      16,800        46,521
                                                                  ----------    ----------
                                                                  $1,717,355    $1,492,184
                                                                  ==========    ==========

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                    2000        1999
                                                                  --------    --------
    Capital acquisitions:
      Ski and resort............................................  $103,303    $138,660
      Real estate...............................................     --          3,858
      Warm-weather..............................................    15,311       5,535
      Corporate and all other...................................     6,501       5,476
                                                                  --------    --------
                                                                  $125,115    $153,529
                                                                  ========    ========

    GEOGRAPHIC INFORMATION:

                                                                    2000        1999
                                                                  --------    --------
    Revenue:
      Canada....................................................  $336,320    $260,415
      United States.............................................   478,963     349,210
                                                                  --------    --------
                                                                  $815,283    $609,625
                                                                  ========    ========

                                                                   2000       1999
                                                                  -------    -------
    Operating income before income taxes, non-controlling
      interest and results of discontinued operations:
      Canada....................................................  $52,520    $40,718
      United States.............................................   24,223     18,200
                                                                  -------    -------
                                                                  $76,743    $58,918
                                                                  =======    =======

                                                                     2000          1999
                                                                  ----------    ----------
    Identifiable assets:
      Canada....................................................  $  777,762    $  658,714
      United States.............................................     922,793       786,949
      Discontinued operations...................................      16,800        46,521
                                                                  ----------    ----------
                                                                  $1,717,355    $1,492,184
                                                                  ==========    ==========

19. RELATED PARTY TRANSACTIONS:

    Effective April 1, 1994, the Company sold substantially all of its industrial and non-resort residential properties under development in British Columbia and Washington State to two partnerships formed by a group of investors. An officer and a director of the Company is the majority shareholder of corporations that invested in a 20% interest in the partnerships. Such corporations are also the managing general partners of the partnerships.

    The consideration for the sale included a vendor take-back note originally for $22,926,000, of which $8,230,000 was outstanding at June 30, 1999. During the year ended June 30, 2000, the partnerships repaid $6,663,000 leaving $1,567,000 outstanding at June 30, 2000. This amount is due, with interest at 10% per annum, in two installments: $892,000 on July 31, 2000
    (paid) and $675,000 on January 31, 2001.

    The Company committed to provide the partnerships various credit facilities, including a $4,728,000 revolving line of credit until January 31, 2001, reducing to $4,052,000 until July 31, 2001 and thereafter to $2,702,000 until the availability terminates on January 31, 2002. The line of credit earns interest at prime plus 2% per annum. At June 30, 2000, $4,708,000 (1999 -- $4,765,000) was advanced under these facilities and accrued and unpaid interest amounted to $142,000 (1999 -- $480,000). In addition, the Company agreed to provide financial assistance by way of continuing liability in respect of certain indebtedness and liabilities of the partnerships. The Company earns fees in consideration for this financial assistance. The partnerships have guaranteed repayment of these facilities and indemnified the Company for any losses under them.

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

20. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2000        1999
                                                                  --------    --------
    Cash provided by (used in):
      Amounts receivable........................................  $    531    $(33,683)
      Other assets..............................................   (32,837)     (8,334)
      Amounts payable...........................................    23,365      22,862
      Due to joint venture partner..............................     5,736      13,806
      Deferred revenue..........................................    35,537      17,722
                                                                  --------    --------
                                                                  $ 32,332    $ 12,373
                                                                  ========    ========
    Supplemental information:
      Interest paid.............................................  $ 63,789    $ 39,323
      Taxes paid................................................     2,575       1,176
    Non-cash investing and financing activities
      Capital stock issued on acquisitions......................  $  --       $  5,961
      Capital stock issued for settlement of bank and other
        indebtedness............................................     1,236       --
      Bank and other indebtedness incurred on acquisitions......     5,711       5,934

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
    PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                    2000        1999
                                                                  --------    --------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $ 52,091    $ 38,628
    Effects of differences in accounting for:
      Cost of sales pursuant to SFAS 109 (d)....................     --           (942)
      Depreciation pursuant to SFAS 109 (d).....................      (549)     (1,776)
      Provision for future taxes pursuant to SFAS 109 (d).......     --          1,073
      Foreign exchange pursuant to FAS 52 (g)...................    (4,716)      8,025
                                                                  --------    --------
    Income from continuing operations in accordance with United
      States GAAP...............................................    46,826      45,008
    Results of discontinued operations in accordance with
      Canadian and United States GAAP...........................       (99)     (4,565)
                                                                  --------    --------
    Net income in accordance with United States GAAP............    46,727      40,443
    Opening retained earnings in accordance with United States
      GAAP (b)..................................................   127,645      91,584
    Reduction in redemption price of non-resort preferred
      shares....................................................     7,588       --
    Common share dividends......................................    (4,715)     (4,382)
                                                                  --------    --------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $177,245    $127,645
                                                                  ========    ========
    Weighted average number of shares outstanding (in
      thousands)................................................    43,362      40,237
                                                                  ========    ========
    Income per common share (basic and diluted; in dollars)
      Income from continuing operations.........................  $   1.08    $   1.12
      Net income................................................  $   1.08    $   1.12
                                                                  ========    ========

                                                                   2000       1999
                                                                  -------    -------
    Comprehensive income
      Net income in accordance with United States GAAP..........  $46,727    $40,443
      Other comprehensive income (loss).........................    1,358     (8,010)
                                                                  -------    -------
                                                                  $48,085    $32,433
                                                                  =======    =======

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

                                                                     2000          1999
                                                                  ----------    ----------
    Total assets in accordance with Canadian GAAP...............  $1,717,355    $1,492,184
    Effects of differences in accounting for:
      Shareholder loans (c).....................................        (560)         (677)
      Ski and resort assets (d).................................       4,893         4,231
      Goodwill (d)..............................................      37,943        39,156
      Properties (d)............................................         710           710
                                                                  ----------    ----------
    Total assets in accordance with United States GAAP..........  $1,760,341    $1,535,604
                                                                  ==========    ==========

                                                                     2000          1999
                                                                  ----------    ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,206,083    $  953,716
    Effects of differences in accounting for:
      Future income taxes (d)...................................      --            56,381
      Employee future benefits (i)..............................      --             1,743
      Foreign exchange (g)......................................      (3,309)       (8,025)
                                                                  ----------    ----------
    Total liabilities in accordance with United States GAAP.....  $1,202,774    $1,003,815
                                                                  ==========    ==========

                                                                    2000        1999
                                                                  --------    --------
    Capital stock in accordance with Canadian GAAP..............  $413,719    $437,938
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................     1,563       1,563
      Future income taxes (d)...................................     --            399
      Shareholder loans (c).....................................      (560)       (677)
                                                                  --------    --------
    Capital stock in accordance with United States GAAP.........   414,722     439,223
    Closing retained earnings in accordance with United States
      GAAP......................................................   177,245     127,645
    Accumulated other comprehensive income (h)..................   (34,400)    (35,758)
                                                                  --------    --------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $557,567    $531,110
                                                                  ========    ========

    (a) EXTINGUISHMENT OF OPTIONS AND WARRANTS:

        Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP. As a result, payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No payments were made during the years ended June 30, 2000 and 1999.

    (b) RETAINED EARNINGS:

        Opening retained earnings in accordance with United States GAAP for the year ended June 30, 1999 includes the effects of:

        (i) adopting SFAS 109 as described in (d). The net decrease in retained earnings was $11,717,000.

        (ii) treating payments made to extinguish options and warrants as income items as described in (a). The net decrease in retained earnings was $1,563,000.

        (iii) recognizing post employment benefits as described in (i). The net decrease in retained earnings was $1,743,000.

    (c) SHAREHOLDER LOANS:

        The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under the rules of the SEC, these loans, totaling $560,000 and $677,000 as at June 30, 2000 and 1999, respectively, would be deducted from share capital.

    (d) INCOME TAXES:

        As described in note 1(n), the Company adopted Section 3465 in its year ended June 30, 2000 and has calculated the provisions of Section 3465 retroactively to July 1, 1999. Prior to this date, the Company had adopted the Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", for the financial statement amounts presented under United States GAAP. SFAS 109 requires that future tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax-deductible goodwill and unallocated negative

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

         goodwill, effective from the Company's year ended September 30, 1994. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at June 30, 2000 and 1999 as follows:

                                                                        2000       1999
                                                                       -------    -------
         Ski and resort assets.......................................  $ 4,893    $ 4,231
         Goodwill....................................................   37,943     39,156
         Properties..................................................      710        710
         Capital stock...............................................    --           399
         Future income tax liability.................................    --        56,381

         The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at June 30, 1999 are presented below:

                                                                         1999
                                                                       --------
         Future tax assets:
           Non-capital loss carry forwards...........................  $ 24,711
           Share issue and financing costs...........................     1,861
           Other.....................................................       911
                                                                       --------
         Total gross future tax assets...............................    27,483
         Less: valuation allowance...................................   (11,323)
                                                                       --------
         Net future tax assets.......................................    16,160
                                                                       --------
         Future tax liabilities:
           Differences in depreciation and undepreciated capital
             cost:
             Ski and resort assets...................................    77,704
             Properties..............................................     6,417
           Differences in working capital deductions for tax and
             accounting purposes.....................................       479
           Other.....................................................     2,434
                                                                       --------
         Total gross future tax liabilities..........................    87,034
                                                                       --------
         Net future tax liabilities..................................  $ 70,874
                                                                       ========

    (e)  JOINT VENTURES:

         In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices provided for by the SEC, the Company has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method (note 13).

    (f)  STOCK COMPENSATION:

         Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue to measure stock-based compensation costs using the intrinsic value based method of accounting proscribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to account for stock-based compensation in accordance with APB 25 for purposes of this United States GAAP reconciliation. Accordingly, no compensation expense has been recognized for the years presented.

         Had compensation expense been determined in accordance with the provisions of FAS 123 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for option grants in:

                                                                        2000       1999
                                                                       -------    -------
         Dividend yield..............................................     0.6%       0.7%
         Risk-free interest rate.....................................    6.25%       5.0%
         Expected option life........................................  7 years    5 years
         Expected volatility.........................................      69%        39%

                             INTRAWEST CORPORATION

                          (EXPRESSED IN U.S. DOLLARS)
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
      (tabular amounts in thousands of dollars unless otherwise indicated)

         Using the above assumptions, the Company's net income under United States GAAP would have been reduced to the pro forma amounts indicated below:

                                                                        2000       1999
                                                                       -------    -------
         Net income in accordance with United States GAAP:
           As reported...............................................  $46,727    $40,443
           Estimated fair value of option grants.....................   (2,894)    (2,403)
                                                                       -------    -------
         Pro forma...................................................  $43,833    $38,040
                                                                       =======    =======

         Pro forma net income reflects only options granted since June 30, 1996. Therefore, the full impact of calculating compensation costs for stock options under FAS 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 7 years (1999 -- 5 years) and compensation cost for options granted prior to July 1, 1996 is not considered.

    (g)  FOREIGN EXCHANGE ON BANK AND OTHER INDEBTEDNESS:

         Under Canadian GAAP the Company defers and amortizes foreign exchange gains and losses on bank and other indebtedness denominated in foreign currencies over the remaining term of the debt. Under United States GAAP, foreign exchange gains and losses are included in income in the period in which the exchange rate fluctuates.

    (h)  OTHER COMPREHENSIVE INCOME:

         Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("FAS 130") requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

         The foreign currency translation adjustment in the amount of $34,400,000 (1999 -- $35,758,000) presented in shareholders' equity under Canadian GAAP would be considered accumulated other comprehensive income under United States GAAP. The change in the balance of $1,358,000 would be other comprehensive income for the year (1999 -- loss of $8,010,000).

    (i)  EMPLOYEE FUTURE BENEFITS:

         As discussed in note 1(t), the Company has adopted new requirements in Canada for the recognition of post employment benefits. This adoption eliminates a previously existing Canada - United States GAAP difference. The application of these principles to the fiscal 1999 income reported under United States GAAP was not material.

    (j)  COMPARATIVE FIGURES:

         Certain comparative figures for 1999 have been reclassified to conform with the financial presentation adopted in the current year.

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